Exhibit 99.2

Turquoise Hill Resources Ltd.
Consolidated Financial Statements
December 31, 2021 and 2020

KPMG LLP	Telephone (604) 691-3000
Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3	Fax (604) 691-3031 Internet www.kpmg.ca
Canada
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Turquoise Hill Resources Ltd.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Turquoise Hill Resources Ltd. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, cash flows and equity for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with International Financing Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
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issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 2, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
©
2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

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Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Assessment of the recoverable amount of the Oyu Tolgoi cash-generating unit
As discussed in Note 2 to the consolidated financial statements, property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate that the full carrying amount may not be recoverable. The Company determined that there was an indicator of impairment at the Oyu Tolgoi cash-generating unit (CGU) at December 31, 2021 and an assessment of the recoverable amount of the CGU was undertaken. As discussed in Note 13 to the consolidated financial statements, the Company’s assessment of recoverable amount at December 31, 2021 did not result in any additional impairment or reversal of impairment being recorded for the Oyu Tolgoi CGU at December 31, 2021.
We identified the assessment of the recoverable amount of the Oyu Tolgoi CGU to be a critical audit matter. A high degree of auditor judgment was required to evaluate the inputs used to estimate the recoverable amount. The recoverable amount was determined by a fair value less cost of disposal model estimated based on detailed life-of-mine plans. Significant assumptions used in the discounted cash flow model included estimates of long-term commodity prices, discount rate, reserves and resources, operating costs, development capital, and scheduling in the detailed life-of-
mine plan. Changes in any of these assumptions could have had a significant effect on the determination of the estimated recoverable amount.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process to determine the recoverable amount of the Oyu Tolgoi CGU. This included controls over the Company’s development of the significant assumptions used to estimate the recoverable amount. We evaluated the competence, experience and objectivity of the qualified persons responsible for the reserves and resources estimates and the life-of-mine plan. We compared the amount of reserves and resources in the cash flow model used in the determination of the recoverable amount to the Company’s estimates of mineral reserves and resources. We compared the Company’s historical estimates of operating results to actual results to assess the accuracy of the Company’s forecasting process. We compared estimated operating costs and development capital in the cash flow model to the approved life-of-mine plan and to historical expenditures. We involved valuation professionals with specialized skills and knowledge, who assisted in (1) assessing the long-term forecast commodity prices by comparing to third party data; and (2) evaluating the discount rate used by comparing it to an independently calculated range of discount rates using internal and external independent sources.

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Recoverability of deferred tax assets in Mongolia
As discussed in Note 2 to the consolidated financial statements, the Company assesses the recoverability of deferred tax assets at each reporting period-end based on future taxable income to determine the deferred tax asset to be recognized. The determination of the ability of the Company to utilize tax losses and temporary differences requires management to exercise judgment and make assumptions about the Company’s future performance. As discussed in Note 16 to the consolidated financial statements, the Company has deferred tax assets of $561.9 million in Mongolia as at December 31, 2021.
We identified the assessment of the recoverability of deferred tax assets in Mongolia as a critical audit matter. Assessing the forecasts of future taxable income, specifically the significant assumptions including estimates for commodity prices, reserves and resources, operating costs, development capital and scheduling required subjective auditor judgment.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process for determining the recoverability of deferred tax assets in Mongolia. This included controls over the determination of significant assumptions used in the forecasts of future taxable income. We compared the significant assumptions used in the forecasts of taxable income to the significant assumptions used by the Company in its determination of the recoverable amount of the Oyu Tolgoi CGU. We compared the Company’s previous forecasts to actual results to assess the Company’s ability to estimate future taxable income.
Evaluation of provisions for uncertain tax positions – Mongolian Tax Assessments
As discussed in Note 2 to the consolidated financial statements, the Company recognizes potential liabilities and records tax liabilities for uncertain tax positions based on its judgement of whether, and the extent to which, additional taxes will be due. As discussed in Note 23(b) to the consolidated financial statements, the Company received tax assessments from the Mongolian Tax Authority (MTA) as a result of tax audits performed on the periods 2013 through 2015 and 2016 to 2018, Certain of the matters contained in these tax assessments are being disputed in arbitration proceedings. In 2021, the Company received notices of payment for these aforementioned tax assessments and made payments totaling $354 million. These payments have been recorded as a non-current prepayment and a provision was not recorded for the amount of the tax assessments, or for the impact of any reduction in available carried forward losses, disputed by the Company under arbitration proceedings relating to those years or any additional potential assessments related to 2019 through December 31, 2021.
We identified the evaluation of provisions for uncertain tax positions pertaining to disputed tax assessments received from the MTA as a critical audit matter. A high degree of subjective auditor judgment and specialized skills and knowledge were required in assessing the Company’s judgments relating to the application of tax law in Mongolia including possible outcomes from related arbitration proceedings.

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The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s tax process, including controls over the determination of and accounting for provisions for uncertain tax positions in Mongolia. We involved tax professionals with specialized skills and knowledge who assisted in evaluating the Company’s application of tax law and assessing its uncertain tax positions by inspecting internally and externally prepared documentation, including correspondence with the MTA and third-party legal and tax advice received by the Company.
//s// KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2020.
Vancouver, Canada
March 2, 2022

KPMG LLP	Telephone (604) 691-3000
Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3	Fax (604) 691-3031 Internet www.kpmg.ca
Canada
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Turquoise Hill Resources Ltd.:
Opinion on Internal Control Over Financial Reporting
We have audited Turquoise Hill Resources Ltd. and subsidiaries (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, cash flows, and equity for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated March 2, 2022 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting in the accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the
©
2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

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maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
//s// KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
March 2, 2022

TURQUOISE HILL RESOURCES LTD.
Consolidated Statements of Income
(Stated in thousands of U.S. dollars, except share and per share amounts)

		Year Ended December 31,
	Note	2021	2020

Revenue	4	$1,971,042	$1,078,192
Cost of sales	5	(622,329)	(669,394)
Gross margin		1,348,713	408,798

Operating expenses	6	(275,487)	(202,271)
Corporate administration expenses		(37,699)	(30,602)
Other (expenses) income		(37,577)	482
Income before finance items and taxes		997,950	176,407

Finance items
Finance income	7	2,998	17,349
Finance costs	7	(8,036)	(5,510)
		(5,038)	11,839
Income from operations before taxes		$992,912	$188,246

Income and other taxes	16	(311,792)	306,396
Income for the year		$681,120	$494,642

Attributable to owners of Turquoise Hill Resources Ltd.		524,890	406,288
Attributable to owner of non-controlling interest		156,230	88,354
Income for the year		$681,120	$494,642

Basic and diluted earnings per share attributable to Turquoise Hill Resources Ltd.	21	$2.61	$2.02

Basic weighted average number of shares outstanding (000’s)	18	201,231	201,231
The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.
Consolidated Statements of Comprehensive Income
(Stated in thousands of U.S. dollars)

	Year Ended December 31,
	2021	2020

Income for the year	$681,120	$494,642

Other comprehensive income:
Items that will not be reclassified to income:
Changes in the fair value of marketable securities at FVOCI	2,945	2,231
Other comprehensive income for the year (a)	$2,945	$2,231

Total comprehensive income for the year	$684,065	$496,873
Attributable to owners of Turquoise Hill	527,835	408,519
Attributable to owner of non-controlling interest	156,230	88,354
Total comprehensive income for the year	$684,065	$496,873
(a) No
tax charges and credits arose on items recognized as other comprehensive income in 2021
(2020 -
nil
).
The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.
Consolidated Statements of Cash Flows
(Stated in thousands of U.S. dollars)

		Year Ended December 31,
	Note	2021	2020

Cash generated from operating activities before interest and tax	20	$1,210,790	$371,169

Interest received		2,735	20,407
Interest paid		(276,392)	(316,778)
Income and other taxes paid	2 3	(361,040)	(33,855)
Net cash generated from operating activities		$576,093	$40,943

Cash flows from investing activities
Receivable from related party: amounts withdrawn	22	-	511,284
Expenditures on property, plant and equipment		(996,917)	(1,080,516)
Pre-production sales proceeds	1 3	69,726	26,091
Purchase of other financial assets		(206)	(399)
Purchase of put options	24	(29,907)	-
Other investing cash flows		63	1,106
Cash used in investing activities		$(957,241)	$(542,434)

Cash flows from financing activities
Repayment of project finance facility		(43,489)	(23,289)
Payment of lease liability		(4,085)	(4,344)
Cash used in financing activities		$(47,574)	$(27,633)

Effects of exchange rates on cash and cash equivalents		(603)	760
Net decrease in cash and cash equivalents		$(429,325)	$(528,364)

Cash and cash equivalents - beginning of year		$1,123,621	$1,651,985
Cash and cash equivalents - end of year		694,296	1,123,621
Cash and cash equivalents as presented in the consolidated balance sheets		$694,296	$1,123,621
The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.
Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)

	Note	December 31, 2021	December 31, 2020

Current assets

Cash and cash equivalents	8	$694,296	$1,123,621
Inventories	9	290,017	197,962
Trade and other receivables	10	16,119	60,012
Prepaid expenses and other assets	11	120,606	127,274
Other financial assets	12	109	-
		1,121,147	1,508,869
Non-current assets
Property, plant and equipment	13	11,974,480	10,927,512
Inventories	9	60,711	37,557
Prepaid expenses	11	348,671	-
Deferred income tax assets	16	602,862	880,705
Other financial assets	12	16,818	14,118
		13,003,542	11,859,892
Total assets		$14,124,689	$13,368,761

Current liabilities
Borrowings and other financial liabilities	15	$397,421	$28,288
Trade and other payables	14	384,488	390,059
Deferred revenue		149,368	103,289
		931,277	521,636
Non-current liabilities
Borrowings and other financial liabilities	15	3,785,358	4,173,491
Deferred income tax liabilities	16	145,434	111,717
Decommissioning obligations	17	153,662	133,964
		4,084,454	4,419,172
Total liabilities		$5,015,731	$4,940,808

Equity
Share capital	18	$11,432,122	$11,432,122
Contributed surplus		1,555,774	1,558,834
Accumulated other comprehensive income		4,363	1,418
Deficit		(2,890,711)	(3,415,601)
Equity attributable to owners of Turquoise Hill		10,101,548	9,576,773
Attributable to non-controlling interest	19	(992,590)	(1,148,820)
Total equity		$9,108,958	$8,427,953
Total liabilities and equity		$14,124,689	$13,368,761
Commitments and contingencies (Note 23)
Subsequent events (Note 26)
The accompanying notes are an integral part of these consolidated financial statements.
The financial statements were approved by the directors on March 2, 2022 and signed on their behalf by:

/s/ P. Gillin	/s/ R. Robertson
P. Gillin, Director	R. Robertson, Director

TURQUOISE HILL RESOURCES LTD.
Consolidated Statements of Equity
(Stated in thousands of U.S. dollars)

Year Ended December 31, 2021		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total	Non-controlling Interest (Note 19)	Total equity

Opening balance	$11,432,122	$1,558,834	$1,418	$(3,415,601)	$9,576,773	$(1,148,820)	$8,427,953
Income for the year	-	-	-	524,890	524,890	156,230	681,120
Other comprehensive income for the year	-	-	2,945	-	2,945	-	2,945
Employee share plans	-	(3,060)	-	-	(3,060)	-	(3,060)
Closing balance	$11,432,122	$1,555,774	$4,363	$(2,890,711)	$10,101,548	$(992,590)	$9,108,958

Year Ended December 31, 2020		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 19)	Total equity

Opening balance	$11,432,122	$1,558,811	$(813)	$(3,821,889)	$9,168,231	$(1,237,174)	$7,931,057
Income for the year	-	-	-	406,288	406,288	88,354	494,642
Other comprehensive income for the year	-	-	2,231	-	2,231	-	2,231
Employee share plans	-	23	-	-	23	-	23
Closing balance	$11,432,122	$1,558,834	$1,418	$(3,415,601)	$9,576,773	$(1,148,820)	$8,427,953
The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

1.	Nature of operations and liquidity risk
Rio Tinto plc is the ultimate
 parent company and indirectly owned a 50.8%
majority interest in Turquoise Hill Resources Ltd. (“Turquoise Hill”), as at December 31, 2021.
Turquoise Hill, together with its subsidiaries (collectively referred to as “the Company”), is an international mining company focused principally on the operation and further development of the Oyu Tolgoi copper-gold mine in Southern Mongolia. Turquoise Hill’s head office is located at 1 Place Ville Marie, Suite 3680, Montreal, Quebec, Canada, H3B 3P2. Turquoise Hill’s registered office is located at
300-204
Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.
Turquoise Hill has its primary listing in Canada on the Toronto Stock Exchange and a secondary listing in the U.S. on the New York Stock Exchange.
The consolidated financial statements of Turquoise Hill were authorized for issue in accordance with a directors’ resolution on March 2, 2022.
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk by the preparation of internally generated short-term cash flow forecasts and taking measures in response to the review of forecasts. These short-term cash flow forecasts consider estimation of future operating costs, financing costs, sustaining and development capital, tax payments and cash receipts from sales revenue. Sensitivity analyses are performed over these estimates including the impact of estimated commodity prices on cash receipts.
As at December 31, 2021, the Company had $0.7 billion of available liquidity, consisting of consolidated cash and cash equivalents. The Company’s current assets exceeded current liabilities by $0.2 billion at December 31, 2021. The Company’s short-term cash flow forecasts indicate that additional financing will be required to fund its planned activities. In addition to the Company’s liquidity position and cash flow generated from its existing open pit operations, the Company plans to access sources of funding that form part of the Amended and Restated Heads of Agreement (“Amended HOA”) that was signed between the Company and Rio Tinto on January 25, 2022. Access to these sources of funding is considered probable with an equity offering of at least $650 million expected to be completed by August 31, 2022. The Amended HOA also provides the Company with access to a $300 million short-term secured advance from Rio Tinto, in the period to achievement of sustainable production, which is expected in the first half of 2023. The Company also expects to complete re-profiling
of its scheduled December 2022 principal repayment under its existing project finance borrowings. The Company continues to review its near-term plans and continues to take steps to achieve operating efficiencies to maximize cash flows from its operations.
In addition, these short-term cash flow forecasts include the possible impact of the
COVID-19
pandemic. Mongolia continued to experience a significant number of cases of
COVID-19
through to the end of the year, which continued to impact manning levels at Oyu Tolgoi, where average workforce numbers remained below planned levels.
COVID-19
restrictions continued to adversely impact open pit operations and underground development, which, through the end of 2021, resulted in a cumulative increase of $175
million to the estimate of underground development capital included in the Definitive Estimate. This increase includes the currently known, incremental, time-related costs of
COVID-19
restrictions.

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

1.	Nature of operations and liquidity risk (continued)

The short-term cash flow forecasts at December 31, 2021 included the impact of the previously reported delay to sustainable production for Panel 0 until the first half of 2023, as announced by the Company on October 14, 2021. Forecasts reflect the expected cash requirements at Oyu Tolgoi LLC (“Oyu Tolgoi”) based on the approved 2022 capital and operating plan and assumes cash inflows from the drawdown of concentrate inventories to target levels at some point during 2022.
The short-term cash forecasts at December 31, 2021 include the assessment of the estimated impact on the timing of cash receipts resulting from the ongoing force majeure that was first announced by the Company on March 30, 2021. Oyu Tolgoi concentrate inventory levels increased towards the end of the year as a result of interruptions to shipments across the border as a result of
COVID-19
restrictions. Oyu Tolgoi continues to work closely with Mongolian and Chinese authorities to manage any supply chain disruptions. The force majeure will remain in place until there are sufficiently sustained volumes of convoys crossing the border to ensure Oyu Tolgoi’s ability to meet its on-going
commitments to customers and to return
on-site
concentrate inventory to target levels. Turquoise Hill and Oyu Tolgoi continue to deploy a range of contingency plans to manage short-term liquidity and the expected ongoing
COVID-19
impacts on site operations and concentrate shipments.
On January 24, 2022 the Company announced that it had successfully concluded the negotiations with various Mongolian governmental bodies to resolve the remaining outstanding non-technical
undercut criteria that were necessary to announce the start of underground mine operations at Oyu Tolgoi, a renewed partnership with the Government of Mongolia and the Amended HOA agreement with Rio Tinto – refer to Note 26 – Subsequent events. The board of directors of Oyu Tolgoi also approved the start of formal negotiations with project finance lenders in relation to the Amended HOA.
The Company believes the funding available under the amended HOA provides sufficient liquidity to meet its minimum obligations for a period of at least 12 months from the balance sheet date, and to meet requirements of the Company, including its operations and capital expenditures, over the same period.

2.	Summary of significant accounting policies

(a)	Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements have been prepared on a going concern basis, and in making the assessment that the Company is a going concern, management have taken into account all available future information, which extends for a period of at least 12 months from December 31, 2021. Refer to Note 1.

(b)	Change in accounting policies
A number of new standards, and amendments to standards and interpretations, are effective as of January 1, 2021, and have been applied in preparing these consolidated financial statements. None of these standards and amendments to standards and interpretations had a significant effect on the consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(c)	Areas of judgement and estimation uncertainty
The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgement to, future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgements are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time the Company’s consolidated financial statements are prepared.
With the emergence of the new and more transmissible Omicron variant in Mongolia and elsewhere,
COVID-19
continues to create significant volatility and negative pressures on international economies, as well as financial and commodity markets. At December 31, 2021, it is still not possible to predict the duration, severity, or scope of the pandemic’s impact on the Company or to predict the steps that governmental and non-governmental
agencies may be required to take in response to
COVID-19.
By their very nature,
COVID-19
related judgements and estimates made for the purposes of preparing the consolidated financial statements relate to matters that are inherently uncertain. However, the Company is closely monitoring the changing conditions and their impacts.

(i)	Sources of estimation uncertainty
Key sources of estimation uncertainty that have a risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next twelve months are summarized below:
Going concern assessment
The Company has made judgements, based on an internally generated short-term cash flow forecast, in concluding that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. The short term cashflow forecast includes plans to access additional sources of funding under the amended HOA where management consider implementation of those plans to be probable. Judgements and estimates are made in forming assumptions of future activities, future cash flows and timing of those cash flows, including cash flows relating to the financing plans for re-profiling
of project finance debt, the short-term secured advance from Rio Tinto and equity offering in the Amended HOA whose implementation is probable in the next twelve months. Significant assumptions used in preparing the short-term cash flow forecast include, but are not limited to, short-term commodity prices, production volumes, reserves, operating costs, financing costs, development capital, and the announced equity offering. Changes to these assumptions could affect the estimate of the Company’s available liquidity and conclusion as to whether there are material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. However, the Company’s assessment of going concern did include sensitivity analyses that were performed over the significant assumptions included in the short-term cash flow forecast including the impact of estimated commodity prices on cash receipts.

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(c)	Areas of judgement and estimation uncertainty (continued)

(i)	Sources of estimation uncertainty (continued)
Recoverable amount of property, plant and equipment
When there is an indicator of impairment or impairment reversal, the recoverable amount is assessed by reference to the higher of value in use (“VIU”) and fair value less costs of disposal (“FVLCD”). The VIU is the net present value of expected future pre-tax
cash flows from the relevant cash-generating unit in its current condition, both from continuing use and ultimate disposal. FVLCD is estimated either from the value obtained from an active market where applicable, or by using a discounted post-tax
cash flow model based on detailed
life-of-mine
and/or production plans. Significant assumptions used in the discounted cash flow model include estimates of long-term commodity prices, discount rates, reserves and resources, operating costs, development capital, and scheduling and mine design.
These inputs are based on the Company’s best estimates of what an independent market participant would consider appropriate. Changes to these inputs may alter the results of the test for impairment or impairment reversal, the amount of the impairment charge or impairment reversal recorded in the consolidated statement of income and the resulting carrying value of property, plant and equipment
.
An indicator of impairment was identified during the year ended December 31, 2021, and an assessment of recoverable amount was undertaken as at December 31, 2021; refer to Note 13.
Recovery of deferred tax assets in Mongolia
The Company assesses the recoverability of deferred tax assets at each reporting period-end
based on future taxable income to determine the deferred tax asset to be recognized. Significant assumptions used to determine future taxable income include estimates for commodity prices, reserves and resources, operating costs, financing costs, development capital, and scheduling and mine design. Revisions to these estimates could result in material adjustments to the financial statements.
Reserves and Resources
Estimates of mineral reserves and resources are based on various assumptions relating to operating matters set forth in National Instrument
43-101.
These include production costs, mining and processing recoveries, cut-off
grades, long term commodity prices and the costs and availability of treatment and refining services for the metals mined. Cost estimates are based on feasibility study estimates and operating history. The Company estimates its mineral reserves and resources based on information compiled and reviewed by qualified persons as defined in accordance with National Instrument
43-101
requirements.
Estimated mineral reserves and, in certain circumstances, resources are used to determine the depreciation of property, plant and equipment; to account for capitalized deferred stripping costs; to perform, when required, assessments of the recoverable amount of property, plant and equipment; as an input to the projection of future taxable profits which support assessments of deferred income tax recoverability; and to forecast the timing of the payment of decommissioning obligations.

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(c)	Areas of judgement and estimation uncertainty (continued)

(i)	Sources of estimation uncertainty (continued)
Depletion and depreciation of property, plant and equipment
Property, plant and equipment is the largest component of the Company’s assets and, as such, the depreciation of these assets has a significant effect on the Company’s financial statements.
Mining plant and equipment and other capital assets are depreciated over their expected economic lives using either the units of production method or the straight-line method. Depletion of each mineral property interest is provided on the units of production basis using estimated proven and probable reserves as the depletion basis. A change in the estimated useful life or residual value of a long-lived asset would result in a change in the rate of depreciation for that asset.
For long-lived assets that are depleted or depreciated over proven and probable reserves using the units of production method, a change in the original estimate of proven and probable reserves would result in a change in the rate of depletion or depreciation.
Decommissioning Costs
The estimate of decommissioning costs is based on future expectations in the determination of closure provisions. Management makes a number of assumptions and judgements including estimating the amount of future reclamation costs and their timing, inflation rates and risk-free discount rates. These assumptions are formed based on environmental and regulatory requirements and the Company’s internal policies. The costs are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods in relation to the remediation of the Company’s existing assets could differ materially from their estimated undiscounted future value. Refer to Note 17 for the Company’s total decommissioning obligations recorded in the consolidated financial statements, the undiscounted values and the rate used to discount the liability.
Net realizable value of inventories
Ore stockpile inventory is valued at the lower of weighted average cost and net realizable value (“NRV”). If ore stockpiles are not expected to be processed within the 12 months after the balance sheet date, they are included within non-current
assets and net realizable value is calculated on a discounted cash flow basis over the planned processing timeframe for such ore. Evaluating NRV requires management judgement in the selection of estimates for, among other inputs, discount rate, price assumptions, timing of processing and costs to complete.

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(c)	Areas of judgement and estimation uncertainty (continued)

(ii)	Areas of judgement
Impairment indicator of property, plant and equipment
Judgement is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. Management considers both internal and external information to determine whether there is an indicator of impairment and, accordingly, whether impairment testing is required. The information considered in assessing whether there is an indicator of impairment includes, but is not limited to, long-term commodity prices, the Company’s market capitalization relative to its net asset carrying amount, life of mine plans and changes in significant assumptions including reserves and resources, development capital estimates and scheduling and mine designs.
The Company’s assessment for the year ended December 31, 2021 considered the approval by the Oyu Tolgoi board of directors of the operating program and budget for the 2022 financial year, including over $780 million
to cover capital plans relating to the Oyu Tolgoi underground project, which will allow continued progression towards undercutting.
The Company’s assessment also considered the information included within its announcement on January 17, 2022, in relation to its fourth quarter 2021 production and in which the Company provided an update on the Oyu Tolgoi mine and the status of negotiations with the Government of Mongolia as at December 31, 2021.
The Company’s assessment also considered the information included within its January 17, 2022 announcement regarding the ongoing
COVID-19
restrictions continuing to adversely impact both open pit operations and underground development. Further, consideration was given to the
COVID-19
situation in Mongolia, as well as the schedule delays and delayed commitments caused by the Definitive Estimate not having received the unanimous support of all the directors of the Oyu Tolgoi board as at December 31, 2021, which delayed the Company’s expected timing for initiating the undercut. In addition, consideration was given to the information in the January 17, 2022 announcement regarding updates on the progress of Shaft 4 sinking activities and Shaft 3 readiness work. The announcement confirmed that Panels 1 and 2 are expected to be delayed due to COVID-19 related work restrictions impacting both Shafts 3 and 4 and underground development progress as well as changes to mining scope previously disclosed.
The Company’s assessment also considered the status of negotiations between the Company, Rio Tinto and the Government of Mongolia as at December 31, 2021. On December 30, 2021, the Mongolian Parliament passed Parliamentary Resolution 103 to authorize the Government of Mongolia to take certain measures in connection with Oyu Tolgoi, restricting additional shareholder or third-party debt financing at the Oyu Tolgoi level until commencement of sustainable production. The effect of the resolution required key negotiations to continue into 2022. Despite the positive progress made through the negotiations in 2021, management concluded that the potential for further delays and the resulting uncertainty as to the timing of underground project completion constituted an indicator of impairment at the Oyu Tolgoi cash generating unit level at December 31, 2021.

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(c)	Areas of judgement and estimation uncertainty (continued)

(ii)	Areas of judgement (continued)

Impairment indicator of property, plant and equipment (continued)

Subsequent to
year-end,
on January 24, 2022, the Company announced that it had successfully concluded the negotiations with Rio Tinto and the Government of Mongolia that were necessary for the board of directors of Oyu Tolgoi to unanimously approve the start of underground mine operations at Oyu Tolgoi as well as signing of the Amended HOA with Rio Tinto; refer to Note 26. As these events occurred after the balance sheet date, they do not form part of management’s assessment of potential indicators of impairment or impairment reversal as at December 31, 2021.
Income taxes - provision for income taxes and composition of deferred income tax assets and liabilities
The Company must make significant estimates in respect of the provision for income taxes and the composition of its deferred income tax assets and deferred income tax liabilities. The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and can be subject to change. As a result, there are usually some tax matters in question which may, on resolution in the future, result in adjustments to the amount of current or deferred income tax assets or liabilities, and those adjustments may be material to the Company’s balance sheet and results of operations.
The Company recognizes potential liabilities and records tax liabilities for uncertain tax positions based on its judgement of whether, and the extent to which, additional taxes will be due. Consistent with IFRIC 23,
Uncertainty Over Income Tax Treatments,
the Company first considers if it is probable that a taxation authority will accept an uncertain tax treatment. If it is concluded that it is not probable, a probability-weighted approach is to be taken for issues for which there are a wide range of possible outcomes. For tax issues with a binary outcome, the most likely amount method still remains. The Company adjusts these liabilities as facts and circumstances change. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate, which could result in material adjustments to the consolidated financial statements. Refer to Note 23 for further information on tax matters between Oyu Tolgoi and the Mongolian Tax Authority.
Income taxes – utilization of tax losses carried forward
The determination of the ability of the Company to utilize tax losses carried forward to offset income taxes payable in the future and to utilize temporary differences which will reverse in the future requires management to exercise judgement and make assumptions about the Company’s future performance. Management is required to assess whether it is probable that the Company is able to benefit from these tax losses and temporary differences.

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(d)	Basis of consolidation
The financial statements consist of the consolidation of

the accounts of Turquoise Hill and its respective subsidiaries.
All
intercompany transactions and balances between Turquoise Hill and its subsidiaries have been eliminated on consolidation. Where necessary, adjustments are made to assets, liabilities, and results of subsidiaries to bring their accounting policies into line with those used by the Company.
Subsidiaries are entities controlled by Turquoise Hill. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The Company controls an entity if it has power to direct the activities of the entity in a manner that significantly affects its returns, has exposure or rights to variable returns from its involvement with the entity and has the ability to use its power to affect those returns.
The Company consolidates all subsidiaries. The Company’s principal operating subsidiary is Oyu Tolgoi. Wholly owned subsidiaries of Turquoise Hill together hold a
66.0% interest in Oyu Tolgoi, whose principal asset is the Oyu Tolgoi copper-gold mine located in Southern Mongolia. The remaining 34% non-controlling interest in Oyu Tolgoi is owned by Erdenes Oyu Tolgoi LLC (“Erdenes”), a company controlled by the Mongolian government. The Company has historically funded 100% of the Oyu Tolgoi copper-gold mine’s exploration and development costs via equity and debt investments in Oyu Tolgoi and non-recourse loans to Erdenes. Income or loss of Oyu Tolgoi is attributed to the controlling and non-controlling shareholders based on ownership percentage. Non-recourse loans advanced to Erdenes upon the issuance of additional equity interests to Erdenes are accounted for separately and recorded as an offset to non-controlling interest in equity. Unrealized interest on the non-recourse loans to Erdenes, which are recoverable principally through dividends from Oyu Tolgoi or sale by Erdenes of its interests in Oyu Tolgoi, is recognized when payment of the interest can be reliably determined.

Subsequent to December 31, 2021, the Company waived these
non-recourse
loans and unrealized interest in full. Refer to Note 26 - Subsequent events.

(e)	Currency translation and foreign exchange
The Company has determined the U.S. dollar to be the functional currency of Turquoise Hill and its significant subsidiaries as it is the currency of the primary economic environment in which Turquoise Hill and all of its significant subsidiaries operate. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the date of the balance sheet and non-monetary
assets and liabilities are translated at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the date of the transaction. All exchange gains and losses are included in the consolidated statement of income during the year.

2
0

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(f)	Revenue
The Company generates revenue from the sale of concentrate containing copper, gold and silver. Sales revenue is recognized on individual sales to depict the transfer of promised goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. The Company considers five steps in assessing whether all of the revenue recognition criteria are met:

•	identify the contract with a customer;
•	identify the performance obligations in the contract;
•	determine the transaction price;
•	allocate the transaction price to performance obligations; and
•	recognize revenue when or as a performance obligation is satisfied.
The Company satisfies its performance obligation and sales revenue is recognized at the point in time when the product is delivered as specified by the customer, which is typically upon loading of the product to the customer’s truck, train or vessel. The Company considers that control has passed when there is a present obligation to pay from the customer’s perspective; physical possession, legal title and the risks and rewards of ownership have all passed to the customer; and the customer has accepted the concentrate. The Company recognizes deferred revenue in the event it receives payment from a customer before a sales transaction meets all the criteria for revenue recognition.
Concentrate is provisionally priced whereby the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180
days after delivery to the customer as defined in the sales contract. The final price is based on the market price at the relevant quotation point stipulated in the contract. At each reporting date, the receivable is marked to fair value based on the forward selling price for the quotation period stipulated in the contract. The change in fair value of the receivable subsequent to the date of revenue recognition is recognized within ‘Revenue’ on the face of the statements of income and is shown separately as ‘other revenue’ in the notes to the consolidated financial statements.
Mining royalties paid to the government of Mongolia are included in operating expenses.

(g)	Exploration and evaluation
All direct costs related to the acquisition of mineral property interests are capitalized in the period incurred.
Exploration and evaluation costs are charged to operations in the period incurred until such time as it has been determined that a mineral property has proven and probable reserves and the property is economically viable, in which case subsequent evaluation costs incurred to develop a mineral property are capitalized. Exploration and evaluation costs include value-added taxes incurred in foreign jurisdictions when recoverability of those taxes is uncertain.

2
1

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(h)	Property, plant and equipment
Property, plant and equipment are recorded at cost, less accumulated depletion and depreciation and accumulated impairment losses. The cost of property, plant and equipment includes the estimated close down and restoration costs associated with the asset.
Once an undeveloped mining project has been established as commercially viable, including that it has established proven and probable reserves and approval to mine by governmental authorities has been given, expenditure (including qualifying exploration and evaluation costs) other than on land, buildings, plant and equipment is capitalized under “Mineral property interests.” Ore reserves may be declared for an undeveloped mining project before its commercial viability has been fully determined and approval to mine has been given. Evaluation costs may be capitalized during the period between declaration of reserves and approval to mine as further work is undertaken in order to refine the development case to maximize the project’s return.
Project development expenditures, including costs to acquire and construct buildings and equipment are capitalized under “Capital works in progress” provided that the project has been established as commercially viable. Capital works in progress are not categorized as mineral property interests, mining plant and equipment or other capital assets until the capital asset is in the condition and location necessary for its intended use.
Sales of concentrate and associated costs, which are incurred during the commissioning phase, that are necessary for the successful commissioning of new assets, are capitalized. Development costs incurred after the commencement of production are capitalized to the extent they are expected to give rise to a future economic benefit. Borrowing costs related to construction or development of a qualifying asset are capitalized until the point when substantially all the activities that are necessary to make the asset ready for its intended use are complete. Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual interest on borrowings incurred, net of any returns on invested funds. Where the funds used to finance an asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

(i)	Deferred stripping
In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.
During the development of an open pit mine, before production commences, stripping costs are capitalized as part of mineral property interests and are subsequently amortized over the life of the mine on a units of production basis.
During the production phase, stripping activity is undertaken for the dual purpose of extracting inventory for current production as well as improving access to the ore body.

2
2

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(i)	Deferred stripping (continued)

Stripping costs incurred for the purpose of extracting current inventories are included in the costs of inventory produced during the period the stripping costs are incurred.
In order for production phase stripping costs to qualify for capitalization as a stripping activity asset, three criteria must be met:
•	it must be probable that economic benefit will be realized in a future accounting period as a result of improved access to the ore body created by the stripping activity;
•	it must be possible to identify the “component” of the ore body for which access has been improved; and
•	it must be possible to reliably measure the costs that relate to the stripping activity.
When the cost of stripping related to development which has a future benefit is not distinguishable from the cost of producing current inventories, the stripping costs are allocated to each activity based on a relevant production measure. Generally, the measure would be calculated based on a ratio obtained by dividing the tonnage of waste mined for the component for the period by the quantity of ore mined for the component. Stripping costs incurred in the period related to the component are deferred to the extent that the current period ratio exceeds the historical life of component ratio. The stripping activity asset is depreciated on a units of production basis based on expected production of ore over the useful life of the component that has been made more accessible as a result of the stripping activity. The life of component ratios are based on proven and probable reserves based on the mine plan; they are a function of the mine design and therefore changes to that design will generally result in changes to the ratios. Changes in other technical or economic parameters that impact reserves may also impact the life of component ratios. Changes to the life of component ratios are accounted for prospectively.
Deferred stripping costs are included in “Mineral property interests” within property, plant and equipment.    Amortization of deferred stripping costs is included as a cost of production in the period.

(j)	Depreciation and depletion
Property, plant and equipment is depreciated over its useful life, or over the remaining life of the mine if that is shorter.
The useful lives of the major assets of a cash-generating unit are often dependent on the life of the ore body to which they relate. Where this is the case, the lives of mining properties, and their associated concentrators and other long lived processing equipment generally relate to the expected life of the ore body. The life of the ore body, in turn, is estimated on the basis of the life-of-mine
plan. In applying the units of production method, depreciation is calculated using the copper content of the ore extracted from the mine in the period as a percentage of the total metal content of the ore to be extracted in current and future periods based on proven and probable reserves.
Development costs that relate to a discrete section of an ore body, and which only provide benefit over the life of those reserves, are depreciated over the estimated life of that discrete section. Development costs incurred that relate to the entire ore body are depreciated over the estimated life of the entire ore body.

2
3

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(j)	Depreciation and depletion (continued)

Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the mine are depreciated on a straight-line basis. Depreciation commences when an asset is available for use.

(k)	Impairment of non-current assets
Property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate that the full carrying amount may not be recoverable.
Non-current
assets that have previously been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

Impairment is assessed at the level of cash-generating units which are identified as the smallest identifiable group of assets capable of generating cash inflows which are largely independent of the cash inflows from other assets. When an impairment review is undertaken, the recoverable amount is assessed by reference to the higher of VIU and FVLCD.
The VIU is the net present value of expected future
pre-tax
cash flows from the relevant cash-generating unit in its current condition, both from continuing use and ultimate disposal. For VIU, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IFRS.
The best evidence of FVLCD is often the value obtained from an active market or binding sale agreement. Where this is not the case, or where neither an active market nor a binding sale agreement exists, FVLCD is based on the best information available to reflect the amount a market participant would pay for the cash-generating unit in an arm’s length transaction. This is often estimated using discounted post tax cash flow techniques based on detailed life-of-mine
and/or production plans.
The cash flow forecasts are based on management’s best estimates of expected future revenues and costs, including the future cash costs of production and capital expenditure, which for FVLCD purposes management believe approximate those of a market participant.
Forecast cash flows for impairment purposes are generally based on management’s price forecasts of commodity prices, which assume short term observable market prices will revert to the Company’s assessment of the long term price, generally over a period of three to five years. These long-term forecast commodity prices are derived from industry analyst consensus.
The discount rates applied to the future cash flow forecasts represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

2
4

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(l)	Decommissioning obligations
The Company recognizes liabilities for statutory, contractual, legal or constructive obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a provision for a decommissioning obligation is recognized at its net present value in the period in which it is incurred, using a discounted cash flow technique with market-based risk-free discount rates and estimates of the timing and amount of the settlement of the obligation. Upon initial recognition of the liability, the corresponding decommissioning cost is added to the carrying amount of the related asset.
Following initial recognition of the decommissioning obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to significant estimates including the current discount rate, the amount or timing of the underlying cash flows needed to settle the obligation and the requirements of the relevant legal and regulatory framework. Subsequent changes in the provisions resulting from new disturbance, updated cost estimates, changes to estimated lives of operations and revisions to discount rates are also capitalized to the related property, plant and equipment. Amounts capitalized to the related property, plant and equipment are depreciated over the lives of the assets to which they relate. The amortization or unwinding of the discount applied in establishing the net present value of provisions is charged to expense and is included within finance costs in the consolidated statement of income.

(m)	Inventories
Concentrate inventory is valued at the lower of weighted average cost and net realizable value. Cost comprises production and processing costs, which includes direct and indirect labour, operating materials and supplies, applicable transportation costs and apportionment of operating overheads, including depreciation and depletion. Net realizable value is the expected average selling price of the concentrate inventory less applicable selling and transportation costs.
Stockpiles represent ore that has been extracted and is available for further processing. Stockpiles are valued at the lower of weighted average production cost and net realizable value. Production cost includes direct and indirect labour, operating materials and supplies, applicable transportation costs, and apportionment of operating overheads, including depreciation and depletion. Net realizable value is the expected average selling price of the finished product less the costs to get the product into saleable form and to the selling location. If the ore will not be processed and sold within 12 months after the consolidated balance sheet date it is included within non-current
assets and net realizable value is calculated on a discounted cash flow basis over the planned period within which the ore is estimated to be processed.
Mine stores and supplies are valued at the lower of the weighted average cost and net realizable value.

2
5

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(n)	Taxation
Income tax expense comprises current and deferred tax. Current tax and deferred taxes are recognized in the consolidated statement of income except to the extent that they relate to items recognized directly in equity or in other comprehensive income.
Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date.
Deferred tax is recognized in respect of unused tax losses and credits, as well as temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.    Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on enacted or substantively enacted laws at the reporting date.
The Company computes the provision for deferred income taxes under the liability method. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, only to the extent that it is probable that future taxable profits will be available against which they can be utilized. Future taxable profits are estimated using an income forecast derived from cash flow projections, based on detailed life-of-mine
plans and corporate forecasts. Where applicable, the probability of utilizing tax losses or credits is evaluated by considering risks relevant to future cash flows, and the expiry dates after which these losses or credits can no longer be utilized.
Deferred tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries, associates and joint arrangements to the extent that it is probable that they will not reverse in the foreseeable future.
The Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently from the Company. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals or negotiated settlements. Such differences are accounted for based on management’s best estimate of the probable outcome of these matters.
The Company must make significant estimates and judgements in respect of its provision for income taxes and the composition and measurement of its deferred income tax assets and liabilities. The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and subject to change. As a result, there are some tax matters in question that may, upon resolution in the future, result in adjustments to the amount of deferred income tax assets and liabilities; those adjustments may be material.

(o)	Employee benefits
Wages, salaries, contributions to government pension and social insurance funds, compensated absences and bonuses are accrued in the year in which the employees render the associated services.

2
6

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(p)	Cash and cash equivalents
For the purposes of the consolidated balance sheet, cash and cash equivalents comprise cash on hand, demand deposits and short term, highly liquid investments with an initial maturity of three months or less that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value.

(q)	Financial instruments
The Company classifies its financial instruments in the following categories: at fair value through profit or loss, fair value through other comprehensive income or at amortized cost.
Classification
The Company determines the classification of financial instruments at initial recognition.
The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. A debt instrument is measured at amortized cost if the objective of the business model is to hold the debt instrument for the collection of contractual cash flows, and the asset’s contractual cash flows are comprised solely of payments of principal and interest (“SPPI”).
A debt instrument held under a business model under which financial assets may be either held to collect contractual cash flows or sold is classified as held at fair value through other comprehensive income if the SPPI criteria are met. Any other financial assets are classified at fair value through profit or loss.
Debt instruments held to maturity are classified as current or non-current
assets based upon their maturity date. Equity instruments that are held for trading are classified as fair value through profit or loss. For other equity instruments, on the day of acquisition, the Company is able to make an irrevocable election (on an instrument-by-instrument
basis) to designate them as at fair value through other comprehensive income.
Financial liabilities are measured at amortized cost, unless they are required to be measured at fair value through profit or loss (such as instruments held for trading or derivatives) or where the Company has opted to measure at fair value through profit or loss.

Measurement

(i)	Financial assets and liabilities at fair value through profit or loss
Financial assets and liabilities at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the consolidated statements of income. Realized and unrealized gains and losses arising from changes in fair value are included in the consolidated statement of income in the period in which they arise. Where the Company has elected to recognize a financial liability at fair value through profit or loss, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income.

2
7

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(q)	Financial instruments (continued)

(ii)	Financial assets at fair value through other comprehensive income
Investments in equity instruments at fair value through other comprehensive income are initially recognized at fair value plus transaction costs. Subsequent to initial recognition, they are measured at fair value, with gains and losses recognized in other comprehensive income.

(iii)	Financial assets and liabilities at amortized cost
Financial assets and liabilities at amortized cost are initially recognized at fair value net of transaction costs, and subsequently carried at amortized cost less any impairment charges.

(iv)	Derivative financial instruments
Derivatives are classified as fair value through profit or loss. Derivatives embedded in financial liabilities are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. Commodity-based derivatives resulting from provisionally priced concentrate are classified as fair value through profit or loss with changes in value recognized in revenue.
Impairment of financial assets
The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.
At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the 12 month expected credit loss for performing assets and the lifetime expected credit loss if the credit risk on the financial asset has increased significantly since initial recognition. For financial assets that are credit impaired at inception, the Company recognizes the expected lifetime credit loss allowance and any interest income is calculated on the net carrying amount.
Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the expected credit losses are reversed after the impairment was recognized.

Derecognition
Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, canceled or expired. Gains and losses on derecognition are recognized within finance income and finance costs, respectively. Gains or losses on equity instruments designated as fair value through other comprehensive income remain within accumulated other comprehensive income.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(r)	Share based payments
The Company has a Performance Share Unit (“PSU”) Plan, a Restricted Share Unit (“RSU”) plan, and a Director Deferred Share Unit (“DDSU”) Plan.
The PSUs, RSUs, and DDSUs are accounted for at fair value upon issuance and remeasured each reporting period, based on the fair market value of a common share of the Company, and recognized as an expense on a straight-line basis over the vesting period.

(s)	Segment reporting
An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. Operating segments are reported consistently with internal information provided to the chief operating decision maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance, has been identified as Turquoise Hill’s Chief Executive Officer. Based upon management’s assessment of the above criteria, the Company has one operating segment, Oyu Tolgoi, with its copper-gold mine in Southern Mongolia.

(t)	Leases
At inception of the contract, the Company assesses whether a contract is, or contains, a lease. The contract contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
To assess this, the Company considers whether:

–	The contract involves the use of an identified asset;
–	the Company has the right to obtain substantially all the economic benefits from use of the asset throughout the period of use; and
–	the Company has the right to direct the use of the asset.
The Company recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost. The right of use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the useful life or the end of the lease term. The estimated useful lives of right of use assets are determined on the same basis as those of property, plant and equipment. In addition, they are periodically reduced by any impairment losses and adjusted for certain re-measurements
of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted at the weighted average incremental borrowing rate.

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(t)	Leases (continued)
Lease payments included in the measurement of the lease liability comprise: fixed payments; variable lease payments that depend on an index or a rate; amounts expected to be payable under any residual value guarantee, and the exercise price under any purchase option that the Company would be reasonably certain to exercise; lease payments in any optional renewal period if the Company is reasonably certain to exercise an extension option; and penalties for any early termination of a lease unless the Company is reasonably certain not to terminate early.
The lease liability is measured at amortized cost using the effective interest rate method. It is re-measured
when there is a change in future lease payments arising from a change in index payment or rate, if there is a change in the Company’s estimate of the amount expected to be payable under any residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option.
When the lease liability is
re-measured
in this way, a corresponding adjustment is made to the carrying amount of the right of use asset or is recorded in the consolidated statement of income if the carrying amount of the asset has been reduced to nil.
The Company presents right of use assets in Property, plant, and equipment and lease liabilities in Borrowings and other financial liabilities in the consolidated balance sheet.

(u)	New standards and interpretations not yet adopted
IAS 16, Property, Plant and Equipmen
t
:
Proceeds before Intended Use
(Amendments to IAS 16)
is
effective for the Company’s fiscal year ending December 31, 2022. This narrow-scope amendment to IAS 16 prohibits an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Under the amendment, the Company will be required to recognise the proceeds from selling such items, and the cost of producing th em
, in the Consolidated Statement of Income.
This amendment is effective for the Company’s annual reporting periods beginning January 1, 2022 with retrospective application required as it relates to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 202
1
. IAS 2 Inventories will apply to the identification and measurement of inventory produced. Identifying the related cost may require significant estimation and judgment in the selection of an appropriate method for allocating development expenditure to such inventory.
The impact of adjustments to amounts recorded within opening balances at January 1, 2021 are expected to decrease the deficit reported within equity by

$21
million and to increase capital work in progress within property, plant and equipment by
$21
million. Upon adoption of the amendment for reporting periods starting from January 1, 2022, the restatement of the

Company’s Consolidated Statement of Income and Consolidated Balance Sheet as at and for the year ended December 31,

2021 will result in a
$70
million increase to revenue, a
$15
million increase in cost of sales and a
$55

million increase to
capital work in progress within property, plant and equipment.

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

3.	Operating segment

	Year Ended December 31, 2021

		Corporate
		and other
	Oyu Tolgoi	eliminations	Consolidated

Revenue	$1,971,042	$-	$1,971,042
Cost of sales	(622,329)	-	(622,329)
Gross margin	1,348,713	-	1,348,713

Operating (expenses) income	(321,257)	45,770	(275,487)
Corporate administration expenses	-	(37,699)	(37,699)
Other expenses	(7,575)	(30,002)	(37,577)
Income (loss) before finance items and taxes	1,019,881	(21,931)	997,950

Finance items
Finance income	1,783	1,215	2,998
Finance costs	(282,606)	274,570	(8,036)
Income from operations before taxes	$739,058	$253,854	$992,912

Income and other taxes	(279,559)	(32,233)	(311,792)
Income for the year	$459,499	$221,621	$681,120

Depreciation and depletion	165,269	97	165,366
Capital additions	1,263,698	-	1,263,698
Current assets	497,845	623,302	1,121,147
Non-current assets	13,375,066	(371,524)	13,003,542
Current liabilities	909,328	21,949	931,277
Non-current liabilities (a)	12,443,023	(8,358,569)	4,084,454
Net increase (decrease) in cash	25,245	(454,570)	(429,325)
(a) The Oyu Tolgoi segment’s
non-
current
liabilities includes $8.1 billion of shareholder loan and accrued interest liability and the Corporate and other elimination segment’s non-current
liabilities includes $8.1 billion of shareholder loan and accrued interest asset
at December 31, 2021
.
Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the concentrate sold through traders is not known, then revenue is allocated to the location of the concentrate at the time when revenue is recognized. During the years ended December 31, 2021 and 2020, principally all of Oyu Tolgoi’s revenue arose from concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $234.2 million, $226.0 million, $216.9 million and $214.5 million (December 31, 2020 - $230.7 million, $177.4 million, $110.5 million and $106.2 million).
Substantially all long-lived assets of the Oyu Tolgoi segment, other than financial instruments and deferred tax assets, are located in
Mongolia.

3
1

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

3.	Operating segment (continued)

	Year Ended December 31, 2020
		Corporate
		and other
	Oyu Tolgoi	eliminations	Consolidated

Revenue	$1,078,192	$-	$1,078,192
Cost of sales	(669,394)	-	(669,394)
Gross margin	408,798	-	408,798

Operating (expenses) income	(245,718)	43,447	(202,271)
Corporate administration expenses	-	(30,602)	(30,602)
Other income (expenses)	3,254	(2,772)	482
Income before finance items and taxes	166,334	10,073	176,407

Finance items
Finance income	4,292	13,057	17,349
Finance costs	(257,765)	252,255	(5,510)
Income (loss) from operations before taxes	$(87,139)	$275,385	$188,246

Income and other taxes	347,003	(40,607)	306,396
Income for the year	$259,864	$234,778	$494,642

Depreciation and depletion	181,146	114	181,260
Capital additions	1,326,274	-	1,326,274
Current assets	431,271	1,077,598	1,508,869
Non-current assets	12,025,763	(165,871)	11,859,892
Current liabilities	501,013	20,623	521,636
Non-current liabilities (a)	11,954,961	(7,535,789)	4,419,172
Net decrease in cash	(38,563)	(489,801)	(528,364)
(a) The Oyu Tolgoi segment’s

non-current
liabilities includes $7.3
 billion of shareholder loan and accrued interest liability and the Corporate and other elimination
segment’s
non-current
liabilities includes $7.3
 billion of shareholder loan and accrued interest asset at December 31, 2020.

3
2

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

4.	Revenue

	Year Ended December 31, 2021
	Revenue from contracts with customers	Other revenue (a)	Total revenue
Total revenue:

Copper	$1,151,118	$53,401	$1,204,519
Gold	754,345	(5,763)	748,582

Silver	18,127	(186)	17,941

	$1,923,590	$47,452	$1,971,042

	Year Ended December 31, 2020
	Revenue from contracts with customers	Other revenue (a)	Total revenue
Total revenue:
Copper	$755,874	$41,423	$797,297
Gold	260,055	5,593	265,648

Silver	14,575	672	15,247

	$1,030,504	$47,688	$1,078,192
(a)	Other revenue relates to gains (losses) on the revaluation of trade receivables.

5.	Cost of sales

	Year Ended December 31,
	2021	2020

Production and delivery	$459,322	$493,370

Depreciation and depletion	163,007	176,024

	$622,329	$669,394

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

6.	Operating expenses

	Year Ended December 31,

	2021	2020

Oyu Tolgoi administration expenses	$156,066	$124,889

Royalty expenses	105,399	63,420

Inventory reversals (a)	(3,465)	(2,703)

Selling expenses	15,041	11,147

Depreciation	2,359	5,236

Other	87	282

	$275,487	$202,271

(a)	Inventory reversals include net adjustments to the carrying value of ore stockpile inventories and materials and supplies; refer to Note 9.

7.	Finance items

	Year Ended December 31,

	2021	2020
Finance income:
Interest income (a)	$2,998	$17,349
	$2,998	$17,349

Finance costs:

Interest expense and similar charges	$(299,618)	$(340,040)

Amounts capitalized to property, plant and equipment (b)	297,392	337,727

Accretion of decommissioning obligations (Note 17)	(5,810)	(3,197)

	$(8,036)	$(5,510)

(a)
Finance income for the year ended December 31, 2021 does not include interest on the related party receivable. For the year ended December 31, 2020,
f
inance income includes $2.1 million on the related party receivable (refer to Note 22). Amounts had previously been placed with Rio Tinto under an agreement for cash management services in connection with net proceeds from the project finance facility. This was settled during the second quarter of 2020.

(b)	The majority of the costs capitalized to property, plant and equipment were capitalized at the weighted average rate of the Company’s general borrowings of 8.1% (2020: 8.3%) (refer to Note 13).

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

8.	Cash and cash equivalents

	December 31, 202 1	December 31, 202 0

Cash at bank and on hand	$101,745	$61,783
Money market funds	193,243	667,542
Other cash equivalents	399,308	394,296

	$694,296	$1,123,621

9.	Inventories

	December 31, 2021	December 31, 2020
Current
Concentrate	$ 148,270	$ 48,504
Ore stockpiles	27,911	44,846
Materials and supplies	185,797	180,038
Provision against carrying value of materials and supplies	(71,961)	(75,426)

	$ 290,017	$ 197,962

Non-current
Ore stockpiles	$ 60,711	$ 37,557

	$ 60,711	$ 37,557

During the year ended December 31, 2021, $622.3 million (2020 - $669.4 million) of inventory was charged to cost of sales (Note 5).
During the year ended December 31, 2021, net reversals of $3.5 million (2020 - $2.7 million) were recognized in the consolidated statement of income relating to inventory write off and movement in provisions against carrying value. During the year ended December 31, 2021
,
no
inventory (2020 -
$
0.1

million) with a provision against its carrying value was sold.

3
5

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

10.	Trade and other receivables

	December 31, 2021	December 31, 2020

Trade receivables from provisionally priced sales	$13,645	$50,459
Other receivables	2,435	8,701
Due from related parties (Note 22)	39	852
	$16,119	$60,012

11.	Prepaid expenses and other assets

	December 31, 2021	December 31, 2020

Current Prepaid Expenses:

Prepaid expenses	$38,881	$44,130

Amounts prepaid to related parties (Note 22)	81,725	83,144
	$120,606	$127,274

Non-current Prepaid Expenses:
Prepaid Mongolian corporate tax (Note 23)	$348,171	$-
Other	500	-
	$348,671	$-

12.	Other non-current financial assets

	December 31, 2021	December 31, 2020
Current assets:
Commodity put options	$109	$-
	$109	$-
Non-current assets:
Marketable securities	$9,323	$6,379
Other	7,495	7,739
	$16,818	$14,118

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

13.	Property, plant and equipment

		Oyu Tolgoi
Year Ended December 31, 2021	Mineral property interests	Plant and equipment	(c)	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2021	$695,552	$3,011,522		$7,219,502	$936	$10,927,512
Additions (a)	33,208	13,906		919,192	-	966,306
Interest capitalized (Note 7)	-	-		297,392	-	297,392
Changes to decommissioning obligations (Note 17)	13,888	-		-	-	13,888
Depreciation for the period	(48,967)	(181,405)		-	(97)	(230,469)
Disposals and write offs	-	(149)		-	-	(149)
Transfers and other movements	-	148,720		(148,720)	-	-
December 31, 2021	$693,681	$2,992,594		$8,287,366	$839	$11,974,480

Cost	1,350,231	5,023,101		8,652,073	1,131	15,026,536
Accumulated depreciation / impairment	(656,550)	(2,030,507)		(364,707)	(292)	(3,052,056)
December 31, 2021	$693,681	$2,992,594		$8,287,366	$839	$11,974,480

Non-current assets pledged as security (b)	$693,681	$2,992,594		$8,287,366	$-	$11,973,641

		Oyu Tolgoi
Year Ended December 31, 2020	Mineral property interests	Plant and equipment	(c)	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2020	$723,516	$3,126,331		$5,931,750	$1,050	$9,782,647
Additions (a)	5,965	-		982,582	-	988,547
Interest capitalized (Note 7)	-	-		337,727	-	337,727
Changes to decommissioning obligations (Note 17)	26,529	-		-	-	26,529
Depreciation for the period	(60,458)	(145,979)		-	(114)	(206,551)
Disposals and write offs	-	(858)		(529)	-	(1,387)
Transfers and other movements	-	32,028		(32,028)	-	-
December 31, 2020	$695,552	$3,011,522		$7,219,502	$936	$10,927,512

Cost	1,303,134	4,868,370		7,584,209	1,131	13,756,844
Accumulated depreciation / impairment	(607,582)	(1,856,848)		(364,707)	(195)	(2,829,332)
December 31, 2020	$695,552	$3,011,522		$7,219,502	$936	$10,927,512

Non-current assets pledged as security (b)	$695,552	$3,011,522		$7,219,502	$-	$10,926,576

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

13.	Property, plant and equipment (continued)

(a)
Pre-production
sales proceeds of $69.7 million (2020 - $26.1 million) and associated costs of $14.9 million (2020 – $5.4 million) have been recorded as a net reduction to additions to Capital works in progress during the year ended December 31, 2021.

(b)
In addition to property, plant and equipment, at December 31, 2021 current and non-current
inventory of $290.0 million (December 31, 2020 - $197.9 million) and $60.7 million (December 31, 2020 - $37.6 million) respectively, and cash at bank and on hand of $72.9 million (December 31, 2020 - $47.7 million) are pledged as security for the project finance facility.

(c)	Plant and equipment comprise owned and leased assets:

	December 31,	December 31,
	2021	2020

Plant and equipment owned	$11,961,967	$10,923,294
Right of use assets	12,513	4,218
	$11,974,480	$10,927,512

The Company leases certain assets including warehouse and office facilities as well as transportation equipment, substantially all at Oyu Tolgoi. Information about leases for which the Company is a lessee is presented below:

	Year Ended December 31,
Plant and equipment:	2021	2020

Opening Carrying Amount	$4,218	$8,710
Additions	13,945	-
Depreciation for the period	(5,650)	(4,492)
	$12,513	$4,218

(d)	Impairment charges
As disclosed in the press release on December 13, 2021, Turquoise Hill and Rio Tinto made a joint offer to the Government of Mongolia to conclude negotiations over the non-technical
criteria for approval to initiate the caving process, known as the undercut, at Oyu Tolgoi. Further to this offer, the Mongolian Parliament passed Parliamentary Resolution 103, on December 30, 2021, to authorize the Government of Mongolia to take certain measures in connection with the negotiations that meant that they would now continue into 2022. Resolution 103 also placed additional funding constraints on the shareholders of Oyu Tolgoi LLC until first sustainable production. The potential for further delays and the resulting uncertainty as to whether the underground project could be completed within ranges previously tested for impairment in 2019 led to the identification of an indicator of impairment and a recoverable amount assessment being undertaken at December 31, 2021.

3
8

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

13.	Property, plant and equipment (continued)

(d)	Impairment charges (continued)

The recoverable amount was determined by a fair value less cost of disposal (FVLCD) model using post-tax
cash flows expressed in real terms, estimated based on detailed life-of-mine
plans and discounted using a
post-tax
real discount rate of 8.0%. The long-term forecast copper price of $3.43 per pound and a long-term forecast gold price of $1,601 per ounce were used, estimated using analyst consensus forecasts. The cash flows reflected in the FVLCD model incorporated a portion of material classified as mineral resources, which contributed approximately 19% of the total recoverable amount. Other significant assumptions within the assessment of recoverable amount include operating costs, development capital, scheduling and mine design.
The Company’s assessment of recoverable amount at December 31, 2021 did not result in any additional impairment or impairment reversal being recorded at December 31, 2021.
The recoverable amount was estimated taking into account technical risks associated with the mine plan through to ramp-up
of underground production over the period from 2025 to 2031. The recoverable amount estimated also reflects the inherent uncertainty of assumptions during the construction phase of a project, taking into account factors including the duration, severity and scope of impacts from
COVID-19
and the potential duration and outcome of negotiations with the Government of Mongolia.
Together with operating costs, development capital, and scheduling and mine design, other significant assumptions in the determination of recoverable amount include the discount rate, long-term commodity prices and the inclusion of mineral resources (in addition to mineral reserves). Reasonably possible movements in the assumptions disclosed in Note 2 - impairment could have changed the calculated recoverable amount. An increase in the post-tax real discount rate by
 1.0% to 9.0
%, with all other inputs remaining constant, would reduce the recoverable amount by
$1.6
billion. A
 5%
 decrease to the long-term copper and gold prices, with all other inputs remaining constant, would reduce the recoverable amount by
$
1.1 billion. A 5% increase to the long-term copper and gold prices, with all other inputs remaining constant, would increase the recoverable amount by $1.1 billion.

14.	Trade and other payables

	December 31,	December 31,
	2021	2020
Trade payables and accrued liabilities	$320,791	$315,570
Interest payable on long-term borrowings	7,280	7,266
Payable to related parties (Note 22)	54,153	65,552
Other	2,264	1,671
	$384,488	$390,059

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

15.	Borrowings and other financial liabilities

	December 31,	December 31,
	2021	2020
Current liabilities:

Project finance facility (a)	$387,561	$27,567
Lease liabilities (b)	9,860	721
	$397,421	$28,288

Non-current liabilities:
Project finance facility (a)	$3,769,783	$4,157,344
Lease liabilities (b)	15,575	16,147
	$3,785,358	$4,173,491
(a) Project finance facility
On
 December 14, 2015, Oyu Tolgoi signed a $4.4 billion project finance facility. The facility is provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks. The project finance lenders have agreed a debt cap of $6.0 billion. In addition to the funding drawn down to date there is an additional $0.1 billion available, subject to certain conditions (refer to Note 26 – Subsequent events), under the Company’s facility with the Export-Import Bank of the United States, and the potential for an additional $1.6 billion of supplemental debt in the future. Under the terms of the project finance facility held by Oyu Tolgoi, there are certain restrictions on the ability of Oyu Tolgoi to make shareholder distributions.

Subsequent to December 31, 2021, Oyu Tolgoi notified its lenders of a potential event of default. Refer to
Note 26.
At December 31, 2021, Oyu Tolgoi has drawn down $
4.3
 billion

of the project finance facility:

	December 31, 2021		Original	Annual interest rate
Facility	Carrying Value (i)	Fair Value (i)	Term (ii)	Pre-completion	Post-completion

International Financial Institutions - A Loan	$775,836	$820,958	15 years	LIBOR + 3.78%	LIBOR + 4.78%

Export Credit Agencies	865,801	921,116	14 years	LIBOR + 3.65%	LIBOR + 4.65%
Loan	277,511	311,637	13 years	2.3%	2.3%

MIGA Insured Loan (iii)	673,248	711,980	12 years	LIBOR + 2.65%	LIBOR + 3.65%

Commercial Banks	1,564,948	1,672,455	12 years	LIBOR + 3.4%	LIBOR + 4.4%
- B Loan				Includes $50 million 15-year loan at A Loan rate
	$4,157,344	$4,438,146

4
0

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

15.	Borrowings and other financial liabilities (continued)

(a)	Project finance facility (continued)

(i)
The carrying value of borrowings under the project finance facility differs from fair value due to amortized transaction costs, and changes in the estimate of fair value between the initial recognition date and the balance sheet date. Project finance borrowings were initially recognized at fair value less transaction costs on the relevant draw down dates, with aggregate initial fair value being $4,348.9 million before transaction costs. At December 31, 2021, these borrowings are stated net of $124.8 million unamortized transaction costs.

At December 31, 2021, the fair value of the Company’s borrowings has been estimated with reference to a market yield, the variability of which is considered a reasonable indicator, over the pre-completion
period, of movements in the fair value of amounts drawn under the project finance facility. Post completion, the fair value has been estimated using a separate discount rate that incorporates the annual interest rate on each tranche of the facility with reference to the consideration of factors that could indicate a change in the credit assessment of Oyu Tolgoi LLC as a counterparty to project finance. These considerations include in-country
risk relating to the Oyu Tolgoi project and the assumed date of transition from pre-completion
to post-completion.    The transition from
pre-completion
to post-completion is determined by a set of tests for both completion of physical infrastructure and the ability to extract and process ore of defined grades over a defined period. This is considered a level 3 fair value measurement. Refer to Note 22 (v) for a description of Rio Tinto guarantee arrangements with respect to project finance borrowings.

(ii)
The project finance facility provides for interest only payments for the first five years followed by minimum repayments according to a stepped amortization schedule for the remaining life of the facility. The maturity analysis of principal repayments is as follows:

	December 31, 2021	December 31, 2020
Maturity analysis - Project Finance facility (1)
Less than one year	$403,483	$43,489
One to five years	2,610,445	2,418,861
More than five years	1,268,212	1,863,279
	$4,282,140	$4,325,629

(1)
The rows are represented in dates as follows: As at December 31, 2021: 12 months to December 31, 2022; 48 months between January 1, 2023 and December 31, 2026; Beyond January 1, 2027. As at December 31, 2020: 12 months to December 31, 2021; 48 months between January 1, 2022 and December 31, 2025; Beyond January 1, 2026.

(iii)
The Multilateral Investment Guarantee Agency (“MIGA”) provides political risk insurance for commercial banks. The Company is required to pay an annual insurance premium of 1.4% of the MIGA Insured Loan for the remaining life of the facility.

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

15.	Borrowings and other financial liabilities (continued)

(b)	Lease liabilities

	December 31, 2021	December 31, 2020
Maturity analysis - contractual undiscounted cash flows (1)
Less than one year	$10,727	$1,121
One to five years	20,752	19,631
More than five years	306	205
Total undiscounted lease liabilities	$31,785	$20,957
Lease liabilities included in the Consolidated balance sheet	$25,435	$16,868
Current	$9,860	$721
Non-Current	$15,575	$16,147

(1)
The rows are represented in dates as follows: As at December 31, 2021: 12 months to December 31, 2022; 48 months between January 1, 2023 and December 31, 2026; Beyond January 1, 2027. As at December 31, 2020: 12 months to December 31, 2021; 48 months between January 1, 2022 and December 31, 2025; Beyond January 1, 2026.

Lease liabilities are
discounted at the weighted average incremental borrowing rate of 7.6% (2020: 7.8%).
16.	Income taxes

(a)	Tax expense (benefit)

	Year Ended December 31,
	2021	2020

Current (i)	$232	$7,694

Deferred
Temporary differences including tax losses (ii)	277,843	(346,627)
Withholding taxes (iii)	33,717	32,537
	$311,560	$(314,090)

Net income statement expense (benefit) for income taxes	$311,792	$(306,396)

(i)	Current taxes
In 2021, a cash payment of $0.2 million (2020 - $28.3 million) was made in respect of current taxes payable. Deferred tax liabilities for withholding taxes are reclassified to current tax prior to settlement.

(ii)	Deferred tax assets
2021 – Mongolia

Deferred tax assets of $561.9 million were recognized at December 31, 2021 in Mongolia, comprised of $150.7 million relating to tax losses that expire if not recovered against taxable income within eight years and $411.2 million relating to accrued but unpaid interest expense and other temporary differences. Tax losses have been calculated in accordance with the provisions of the Oyu Tolgoi Investment Agreement and Mongolian laws.

4
2

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

16. Income	taxes (continued)

(a)	Tax expense (benefit) (continued)

(ii)	Deferred tax assets (continued)

2021 – Mongolia (continued)
The Company recognized deferred tax assets at December 31, 2021 to the extent recovery is considered probable. In assessing the probability of recovery, future taxable income, derived from cash flows from detailed life-of-mine
and production plans, was evaluated with reference to commodity price sensitivities, operating cost assumptions and carry-forward limits. Updated mine plan assumptions reflected the expected delays in sustainable production to the first half of 2023 and to shaft 3 and 4 development that were announced on October 14, 2021.

During the year ended December 31, 2021, the Company
de
creased its recognized Mongolian deferred tax assets by $279.4 million. The movement in the Mongolian deferred tax asset represented a de
crease of $308.3 million in the recognized deferred tax asset for prior year losses and other temporary differences, mainly related to property, plant and equipment.
Thi
s was partially offset by
accrued but unpaid interest expense incurred by Oyu Tolgoi in the year
, which
increased the recognized deferred tax asset by $28.9 million.
The adjustment to the previously recognized deferred tax asset for prior year losses and other temporary differences was due in part to the utilization of prior year losses carried forward against taxable income in the year combined with the changes made to mine plan operating assumptions, which led to an increase in the amount of loss carry forwards and temporary differences estimated to expire unutilized.

2020 – Mongolia
Deferred tax assets of $841.3 million were recognized at December 31, 2020 in Mongolia, comprised of $389.3 million relating to tax losses that expire if not recovered against taxable income within eight years and $452.0 million relating to accrued but unpaid interest expense and other temporary differences. During the year ended December 31, 2020, the Company increased its recognized Mongolian deferred tax assets by $347.3 million. The movement in the Mongolian deferred tax asset represented an increase of $270.7 million in the recognized deferred tax asset for prior year losses and other temporary differences and an increase of $76.6 million related to current year activity. The adjustment to the Mongolian deferred tax was primarily due to an overall strengthening in taxable income forecasts during 2020 driven by improved commodity price projections and updated operating assumptions in mine planning and scheduling. The improvement in taxable income forecasts led to an increase in the amount of loss carry forwards and temporary differences estimated to be utilized prior to expiration.
2021 – Canada
Deferred tax assets of $41.0 million were recognized at December 31, 2021 in Canada comprised of $39.5 million relating to non-capital
Canadian tax losses carried forward and $1.5 million relating to other temporary differences. The recognized deferred tax asset in
creased during 2021 due to the
additional

non-capital
tax losses
incurred in the year, only part of which is estimated to be utilized prior to expiration.
Non-capital
losses expire if not used to offset taxable income within twenty years.

4
3

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

16. Income	taxes (continued)

(a)	Tax expense (benefit) (continued)

(ii)	Deferred tax assets (continued)

2020 – Canada
Deferred tax assets at December 31, 2020 were $39.4

million, of which $38.4 million were recognized in relation to non-capital
Canadian tax losses carried forward and $1.0 million relating to other temporary differences.

(iii)	Withholding taxes
Withholding tax is accrued on interest owing on shareholder loans and recognized within deferred tax liabilities as interest accrues. Mongolian withholding tax will be due upon receipt of loan interest.
(b) Reconciliation of income taxes calculated at the statutory rates to the actual tax provision

	Year Ended December 31,
	2021	2020
Income (loss) from operations before taxes	$992,912	$188,246
Tax at Canadian combined federal and provincial income tax rate (2021: 26.5%; 2020: 26.5%)	263,122	49,885
Tax effect of:
Change in amount of deferred tax recognized	151,117	(276,945)
Difference in tax rates and treatment in foreign jurisdictions	(140,903)	(116,208)
Withholding taxes	33,717	32,537
Non deductible losses and expense	4,739	4,335
	$311,792	$(306,396)

(c)	Recognized and unrecognized deferred tax assets and liabilities
Recognized and unrecognized deferred tax assets and liabilities are shown in the table below:

	Recognized		Unrecognized
	December 31,	December 31,	December 31,	December 31,
	2021	2020	2021	2020
Deferred tax assets
Non-capital losses (i)	$190,203	$427,695	$152,853	$281,643
Capital losses	-	-	117,517	117,945
Other temporary differences including accrued interest	412,659	453,010	319,227	63,471
	$602,862	$880,705	$589,597	$463,059

Deferred tax liabilities (ii)
Withholding tax	(145,434)	(111,717)	-	-
	$(145,434)	$(111,717)	$-	$-

(i)	Unrecognized deferred tax assets relating to non-capital losses for which recovery is not considered probable as at December 31, 2021 expire between 2024 and 2041 (2020 - between 2024 and 2025).

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

16.	Income taxes (continued)

(c)	Recognized and unrecognized deferred tax assets and liabilities

(ii)	At December 31, 2021, the Company has not recognized a deferred tax liability on unremitted earnings in subsidiaries of $1,188 million (2020 - $606 million).
In addition to the above, the Company has $812.1

million of investment tax credits at

December 31, 2021 (2020 – $812.1 million).
 No deferred tax asset has been recognized in respect of these credits, in accordance with the initial recognition exception in IAS 12
Income taxes
for transactions that are not a part of a business combination and do not affect accounting or taxable profit.

17.	Decommissioning obligations

	Year Ended December 31,

	2021	2020

Opening carrying amount	$133,964	$104,238

Changes in estimates	13,888	26,529

Accretion of present value discount	5,810	3,197

	$153,662	$133,964
All decommissioning obligations relate to Oyu Tolgoi. Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and other commitments made to stakeholders
,
and are measured as the net present value of estimated future cash expenditures upon reclamation and closure.
Estimated future cash expenditures of $349.7 million (2020 - $227.8 million), before discounting, have been discounted from anticipated closure dates that range from
 2070 to
 2101 (2020 – anticipated closure date 2055) to their present value at a real rate of 1.5% (December 31, 2020 – 1.5%).

18.	Share capital
The authorized share capital of Turquoise Hill consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred

Shares.
On October

23, 2020, the Company implemented a consolidation

(or reverse stock split) of the Company’s issued and outstanding common shares at a
ratio of one post-consolidation share for every ten
pre-consolidation
shares
(“Share Consolidation”). The Share Consolidation reduced the number of issued and outstanding common shares of the Company from
2,012,314,469
shares to
201,231,446
shares.

The reduction in the number of issued and outstanding common shares has been retrospectively applied to all figures presented herein.
As at December 31, 2021, there were 201,231,446 Common Shares and no Preferred Shares issued and outstanding (2020: 201,231,446 Common Shares and no
Preferred Shares issued and outstanding).

4
5

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

19.	Non-controlling interests

	Non-controlling Interest: Oyu Tolgoi (a) Year Ended December 31,
	2021	2020
Balance, January 1	$(1,148,820)	$(1,237,174)
Non-controlling interest’s share of income	156,230	88,354
Common share investments funded on behalf of non-controlling interest (a)	20,400	137,700
Funded amounts repayable to the Company (a)	(20,400)	(137,700)
Balance, December 31	$(992,590)	$(1,148,820)

(a)
Since 2011, the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes. In accordance with the Amended and Restated Shareholders Agreement dated June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and we
re repayable to the Company via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also ha
d
the right to reduce the outstanding balance by making payments directly to the Company.

Common share investments funded on behalf of Erdenes
have been
recorded as a reduction to the net carrying value of
non-controlling
interest. As at December 31, 2021, the cumulative amount of such funding was $1,398.9 million (December 31, 2020 - $1,378.4 million). Accrued interest of $953.4 million (December 31, 2020 - $804.4 million) relating to this funding has not been recognized in these consolidated financial statements, as payment was expected to
be
triggered on common share dividend distribution by Oyu Tolgoi, the certainty of which c ould not
be reliably determined.
On January 24, 2022 the Company announced the start of underground mining operations at Oyu Tolgoi and agreements that reset the relationship with the Government of Mongolia. These agreements included a waiver of the common share investments funded on behalf of Erdenes, together with the accrued interest relating to this funding – see Note 26.

4
6

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

20.	Cash flow information

(a)	Reconciliation of net income to net cash flow generated from operating activities before interest and tax

	Year Ended December 31,
	2021	2020

Income (loss) for the year	$681,120	$494,642

Adjustments for:
Depreciation and amortization	165,366	181,260
Finance items:
Interest income	(2,998)	(17,349)
Interest and accretion expense	8,036	5,510
Unrealized foreign exchange (gain) loss	2,228	(4,297)
Inventory write down reversals	(3,465)	(2,703)
Write off of property, plant and equipment	87	282
Realized and unrealized losses on commodity put options	29,797	-
Income and other taxes	311,792	(306,396)
Other items	258	2,403

Net change in non-cash operating working capital items:
(Increase) decrease in:
Inventories	(109,212)	(26,534)
Trade, other receivables and prepaid expenses	52,148	(43,456)
(Decrease) increase in:
Trade and other payables	29,554	12,414
Deferred revenue	46,079	75,393
Cash generated from operating activities before interest and tax	$1,210,790	$371,169

(b)	Supplementary information regarding other non-cash transactions
The
non-cash
investing and financing activities relating to operations not already disclosed in the consolidated statements of cash flows were as follows:

	Year Ended December 31
	2021	2020
Investing activities

Change in accounts payable and accrued liabilities related to purchase of property, plant and equipment	$(40,022)	$(79,879)

Additions to property, plant and equipment - leased assets	13,945	-
4
7

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

21.	Earnings per share
Basic earnings per share is computed by dividing the net income attributable to owners of Turquoise Hill by the weighted average number of common shares outstanding during the period. Pursuant to the Share Consolidation (refer to Note 18), the reduction in the number of issued and outstanding common shares was retrospectively incorporated into the determination of the basic weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share attributable to Turquoise Hill Resources Ltd.
As of December 31, 2021 and 2020, the Company had not issued any equity instruments that are potentially dilutive to earnings per share.

22.	Related parties
As at December 31, 2021, Rio Tinto plc’s indirect equity ownership in the Company was 50.8% (December 31, 2020: 50.8%). The following tables present the consolidated financial statements line items within which transactions with a Rio Tinto entity or entities (“Rio Tinto”) are reported. Rio Tinto entities comprise Rio Tinto plc, Rio Tinto Limited and their respective subsidiaries other than Turquoise Hill and its subsidiaries.

	Year Ended December 31,
Statements of Income	2021	2020

Operating and corporate administration expenses:

Cost recoveries - Turquoise Hill	$1,151	$2,803

Management services payment (i)	(29,706)	(28,305)

Cost recoveries - Rio Tinto (ii)	(66,362)	(38,213)

Finance income:

Cash and cash equivalents (iii)	-	2,329

Receivable from Rio Tinto (iv)	-	2,123

Finance costs:

Completion support fee (v)	(109,315)	(110,054)
	$(204,232)	$(169,317)

	Year Ended December 31,
Statements of Cash Flows	2021	2020

Cash generated from operating activities

Interest received (iii, iv)	$-	$9,848

Interest paid (v)	(107,896)	(107,948)

Cash flows from investing activities

Receivable from related party: amounts withdrawn (iv)	-	511,284

Expenditures on property, plant and equipment:

Management services payment and cost recoveries - Rio Tinto (i), (ii)	(37,302)	(75,470)

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

22.	Related parties (continued)

Balance Sheets	December 31, 2021	December 31, 2020

Trade and other receivables (Note 10)	$39	$852

Prepaid expenses and other assets (Note 11)	81,725	83,144

Trade and other payables (Note 14)

Management services payment - Rio Tinto (i)	(14,584)	(13,137)

Cost recoveries - Rio Tinto (ii)	(39,569)	(52,415)
	$27,611	$18,444

(i)
In accordance with the Amended and Restated Shareholders’ Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing the Underground Mine Development and Financing Plan on May 18, 2015, the management services payment to Rio Tinto has been calculated as 1.5% applied to underground development and sustaining
capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)
Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of Oyu Tolgoi.

(iii)
In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. Funds deposited with Rio Tinto earn interest at rates equivalent to those offered by financial institutions or short-term corporate debt. At December 31, 2021 and December 31, 2020, there were no funds deposited with wholly owned subsidiaries of Rio Tinto.

(iv)
As part of project finance (Note 15), Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which were placed with 9539549 Canada Inc. and shall be returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly owned subsidiary of Rio Tinto, agreed to guarantee the obligations of the service provider under this agreement. At December 31, 2021 and December 31, 2020, there were no amounts due from 9539549 Canada Inc. Amounts due had been earning interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflected: interest receivable at LIBOR minus 0.05%; plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement, which are net settled with the 2.5% completion support fee described in (v) below.

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

22.	Related parties (continued)

(v)
As part of the project finance agreements (Note 15), Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (“CSU”) in favour of the Commercial Banks and the Export Credit Agencies. In consideration for providing the CSU, the Company is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges (refer to Note 7). The fee is settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

The above noted transactions were carried out in the normal course of operations and were measured at the transaction amount, which is the amount of consideration established and agreed to by the related parties.

23.	Commitments and contingencies

(a)	Capital commitments
At December 31, 2021, the Company had
capital expenditure commitments at the balance sheet date of $
26.0
 million. These commitments represent minimum
non-cancellable
obligations and exit costs for cancellable obligations.
At December 31, 2021, the Company had
power purchase commitments of $62.8 million. These commitments represent minimum
non-cancellable
obligations (refer to Note 26 – Subsequent events).

(b)	Mongolian Tax Assessments
On January 16, 2018, the Company announced that Oyu Tolgoi received a tax assessment for approximately $155 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the “MTA” as a result of a general tax audit for the period covering 2013 through 2015 (“2013 to 2015 Tax Assessment”). In January 2018 Oyu Tolgoi paid an amount of $4.8 million to settle unpaid taxes, fines
,
and penalties for accepted items.
The Company was of the opinion that Oyu Tolgoi had paid all taxes and charges required under the 2009 Oyu Tolgoi Investment Agreement (“Investment Agreement”), the Amended and Restated Shareholder Agreement (“ARSHA”), the Underground Mine Development and Financing Plan and Mongolian Law (“UDP”). Following engagement with the MTA, Oyu Tolgoi was advised that the MTA could not resolve Oyu Tolgoi’s objections to the 2013 to 2015 Tax Assessment.
On February 20, 2020, the Company announced that Oyu Tolgoi had proceeded with the initiation of a formal international arbitration proceeding in accordance with the dispute resolution provisions within Chapter 14 of the Investment Agreement, entered into with the Government of Mongolia in 2009 and Chapter 8 of the UDP, entered into with the Government of Mongolia in 2015. The dispute resolution provisions call for arbitration under the United Nations Commission on International Trade Law (“UNCITRAL”) seated in London before a panel of three arbitrators. By agreeing to resolve certain matters within the 2013 to 2015 Tax Assessment dispute under UNCITRAL Arbitration Rules, both parties agreed that the arbitral award shall be final and binding on both parties and the parties shall carry out the award without delay.

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

23.	Commitments and contingencies (continued)

(b)	Mongolian Tax Assessments (continued)

On December 23, 2020, the Company announced that Oyu Tolgoi had received a tax assessment for approximately $228 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the MTA relating to an audit on taxes imposed and paid by Oyu Tolgoi between 2016 and 2018 (“2016 to 2018 Tax Assessment”). The MTA also proposed a $1.4 billion adjustment to the balance of Oyu Tolgoi’s carried forward tax losses. The adjustments are to disallow or defer certain tax deductions claimed in the 2016 to 2018 years.
On January 11, 2021, the Company announced that Oyu Tolgoi had evaluated the 2016 to 2018 Tax Assessment claim and confirmed that Oyu Tolgoi had given notice of its intention to apply to the Tribunal in the Arbitration for leave to amend its Statement of Claim to include certain matters raised in the 2016 to 2018 Tax Assessment. Most of the matters raised in respect of the 2016 to 2018 Tax Assessment are of a similar nature to the matters that were raised in the 2013 to 2015 Tax Assessment. Oyu Tolgoi’s application to include these matters in the Arbitration for the 2013 to 2015 Tax Assessment was accepted. In addition to those matters included within the Statement of Claim, there were certain limited tax matters included in the 2013 to 2015 and 2016 to 2018 Tax Assessments which were being addressed in local Mongolian tax courts. The Company has expensed certain amounts related to these matters and has also adjusted its loss carry forwards.
In February 2021, Oyu Tolgoi received notices of payment totalling $228 million (which were converted from Mongolian Tugrik to U.S. dollars at the exchange rate on the relevant dates) relating to amounts disputed under the 2016 to 2018 Tax Assessment. In March 2021, Oyu Tolgoi received notices of payment totalling $126 million (which were converted from Mongolian Tugrik to U.S. dollars at the exchange rate on the relevant dates) relating to amounts disputed under the 2013 to 2015 Tax Assessment. Under the Mongolian General Tax Law, the amounts were due and paid by Oyu Tolgoi LLC within 10 business days from the dates of the notices of payment. Under the same legislation, Oyu Tolgoi LLC would be entitled to recover the amounts, including via offset against future tax liabilities, in the event of a favourable decision from the relevant dispute resolution authorities. These payments were recorded within non-current
Prepaid expenses and other assets in the consolidated balance sheet, and within Income and other taxes paid in the consolidated statement of cash flows for the twelve months ended December 31, 2021.
On May 3, 2021, the Company announced that the Government of Mongolia filed its statement of defence together with a counterclaim (“GOM Defence and Counterclaim”) in relation to the international tax arbitration proceeding brought by Oyu Tolgoi against the Government of Mongolia on February 20, 2020, as amended. Turquoise Hill was not a party to that arbitration, but the GOM Defence and Counterclaim requested that the arbitral tribunal add both Turquoise Hill and a member of the Rio Tinto Group as parties to the tax arbitration. The principal thrust of the GOM Defence and Counterclaim is to seek the rejection of Oyu Tolgoi’s tax claims in their entirety. As part of the counterclaim, the Government of Mongolia makes assertions surrounding previously reported allegations of historical improper payments made to Government of Mongolia officials and seeks unquantified damages. Also, in the event Oyu Tolgoi’s tax claims are not dismissed in their entirety, the Government of Mongolia is seeking in the counterclaim an alternative declaration that the 2009 Investment Agreement is void.

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

23.	Commitments and contingencies (continued)

(b)	Mongolian Tax Assessments (continued)

Turquoise Hill denied the allegations relating to the Company in the GOM Defence and Counterclaim and filed submissions to the arbitral tribunal to oppose the Government of Mongolia’s request that it be added to the tax arbitration. As announced by the Company on January 17, 2022, the arbitral tribunal issued a ruling deciding that Turquoise Hill not be added as a party to the arbitration.

On December 30, 2021, the Parliament of Mongolia passed a resolution (“Resolution 103”) authorizing certain measures to be completed by the Government of Mongolia in order for Resolution 92 to be considered formally implemented. As announced by the Company on January 24, 2022, the Company remains committed to continue the work with the Government of Mongolia and Rio Tinto to finalize the remaining outstanding matters of Resolution 103, including resolution of the outstanding tax arbitration. On February 11, 2022, at the request of the parties to the tax arbitration, the arbitral tribunal issued an order suspending the tax arbitration for six months or until 21 days from when the tribunal receives notice from Oyu Tolgoi LLC or the Government of Mongolia to terminate the suspension (refer to Note 26 – Subsequent events).
Management remains of the opinion that the tax positions adopted by Oyu Tolgoi in its tax filings were correct and that Oyu Tolgoi has paid all taxes and charges as required under the Investment Agreement, ARSHA, the UDP and Mongolian law. In the opinion of the Company, at December 31, 2021, a provision is not required for the amounts disputed by the Company under arbitration proceedings relating to the years 2013 through 2015. In addition, a provision is not required for the amounts disputed under the arbitration proceedings relating to the years 2016 through 2018, any reduction in available carried forward losses or any additional amounts related to 2019 through December 31, 2021. The final amount of taxes to be paid depends on a number of factors, including the outcome of discussions with the Government of Mongolia and the outcome of the international arbitration proceedings. Changes in management’s assessment of the outcome of this matter could result in material adjustments to the Company’s statements of income and financial position.

(c)	Power Source Framework Agreement
Oyu Tolgoi is obliged under the 2009 Oyu Tolgoi Investment Agreement to secure a long-term domestic source of power for the Oyu Tolgoi mine. The Power Source Framework Agreement (PSFA) entered into between Oyu Tolgoi and the Government of Mongolia on December 31, 2018 provides a binding framework and pathway for long-term power supply to the Oyu Tolgoi mine. The PSFA originally contemplated the construction of a power plant at Tavan Tolgoi (TTPP), which would be majority-owned by Oyu Tolgoi and situated close to the Tavan Tolgoi coal mining district located approximately 150 kilometres from the Oyu Tolgoi mine. In April 2020, the Government of Mongolia advised that it was unwilling to support Oyu Tolgoi’s proposal to develop TTPP and announced its intention to fund and construct a State-owned Power Plant (SOPP) at Tavan Tolgoi.

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

23.	Commitments and contingencies (continued)

(c)	Power Source Framework Agreement (continued)

On June 26, 2020, Oyu Tolgoi and the Government of Mongolia amended the PSFA (PSFA Amendment) to reflect their agreement to jointly prioritise and progress SOPP, in accordance with and subject to agreed milestones, as the domestic source of power for the Oyu Tolgoi mine. The PSFA Amendment provides that if certain agreed milestones are not met in a timely manner (subject to extension for Delay Events as defined) then Oyu Tolgoi will be entitled to select from, and implement, the alternative power solutions specified in the PSFA (as amended), comprising an Oyu
Tolgoi-led
coal fired power plant, supply from the Mongolian national grid and a primary renewables solution, and the Government of Mongolia would be obliged to support such decision.
In relation to the PSFA Amendment that was executed in
June 2020
, the first
three
PSFA Amendment milestones (execution of the extension of the IMPIC supply arrangements, execution of the SOPP PPA and start of SOPP construction) were not met by the original dates of March
1
,
2021
, March
31
,
2021
and July
1
,
2021
respectively.
Oyu Tolgoi continued to engage with the Ministry of Energy at a sub-working
group level to discuss the long-term power solution for Oyu Tolgoi. On January 26, 2022, OT LLC entered into an Electricity Supply Agreement (ESA) with, amongst others, the Southern Region Electricity Distribution Network (SOJSC) to provide Oyu Tolgoi with power from the Mongolian grid once certain technical conditions are satisfied. (refer to Note 26 – Subsequent events)
While the Mongolian grid prepares to connect the Oyu Tolgoi mine, OT LLC expects to continue to import its power from Inner Mongolia, China.
As at December
 31, 2021, the Company had no capital commitments related to the
PSFA Amendment.

(d)	Class Action Complaints
In October 2020, a class action complaint was filed in the U.S. District Court, Southern District of New York against the Company, certain of its current and former officers as well as Rio Tinto and certain of its officers. The complaint alleges that the defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi in violation of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act) and Rule
10b-5
thereunder. Under the schedule established by the court, a first amended complaint was filed on March 16, 2021, and a second amended complaint was filed on September 16, 2021. Defendants moved to dismiss the operative amended complaint on October 19, 2021, under Rule 12(b)(6) of the Federal Rules of Civil Procedure and the Private Securities Litigation Reform Act of 1995, for failure to state a claim. As of December 17, 2021, the motion was fully briefed and pending before the Court. The Company believes that the complaint against it is without merit.

5
3

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

23.	Commitments and contingencies (continued)

(d)	Class Action Complaints (continued)

In January 2021, a proposed class action was initiated in the Superior Court in the District of Montreal against the Company and certain of its current and former officers. An amended complaint was filed on July 27, 2021 which did not substantially alter the claim. The claim alleges that the Company and its current and former officers named therein as defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of Oyu Tolgoi, in violation of, among other things, sections 225.8, 225.9 and 225.11 of the Securities Act (Quebec). On January 7, 2022 the plaintiff re-amended
its claim to include allegations relating to developments arising since the previous amended complaint was filed. The Company and the other defendants expect to produce their evidence to contest certification of the class action in 2022. No hearing has been scheduled yet. The Company believes that the complaint against it is without merit and is preparing to defend the application for leave and certification of the proceeding.
Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill recognizes a liability with respect to such matters when an outflow of economic resources is assessed as probable and the amount can be reliably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

24.	Financial instruments and fair value measurements
Certain of the Company’s financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial
assets and liabilities may also be measured at fair value on a non-recurring
basis.
The fair value of financial assets and financial liabilities measured at amortized cost is determined in accordance with accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. Except as otherwise specified, the Company considers that the carrying amount of cash, other receivables, trade payables and other financial assets measured at amortized cost approximates their fair value because of the demand nature or short-term maturity of these instruments.
The following tables provide an analysis of the Company’s financial assets that are measured subsequent to initial recognition at fair value on a recurring basis, grouped into Level 1 to 3 based on the degree to which the significant inputs used to determine the fair value are observable.

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
•	Level 3 fair value measurements are those derived from valuation techniques that include significant inputs that are not based on observable market data.

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

24.	Financial instruments and fair value measurements (continued)

		Fair Value at December 31, 2021
	Total	Level 1	Level 2	Level 3

Money market funds (a)	$193,243	$193,243	$-	$-
Marketable securities (a)	9,323	9,323	-	-
Trade receivables (b)	13,645	-	13,645	-
Commodity put options (c)	109	-	109	-

	$216,320	$202,566	$13,754	$-

		Fair Value at December 31, 2020
	Total	Level 1	Level 2	Level 3

Money market funds (a)	$667,542	$667,542	$-	$-
Marketable securities (a)	6,379	6,379	-	-
Trade receivables (b)	50,459	-	50,459	-

	$724,380	$673,921	$50,459	$-

(a)	The Company’s money market funds and marketable securities are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices in active markets.

(b)	Trade receivables from provisionally priced concentrate sales are included in level 2 of the fair value hierarchy as the basis of valuation uses quoted commodity prices.

(c)
In 2021 the Company purchased copper and gold put options to establish a synthetic copper and gold price floor in order to provide increased certainty around the Company’s liquidity horizon. During the year ended December 31, 2021 the Company recognized a realized loss of $23.9 million and an unrealized loss of $5.9 million within Other income (
expenses
) in the consolidated statement of income, and a financial asset of $0.1 million within current Other financial assets in the consolidated balance sheet as at December 31, 2021. Commodity put options are included in level 2 of the fair value hierarchy as the basis of valuation uses quoted prices.

Financial risk management
Certain of the Company’s activities expose it to a number of financial risks, which include liquidity risk, foreign exchange risk, interest rate risk, credit risk and commodity price risk. During the year ended December 31, 2021, the Company purchased copper and gold put options to establish a synthetic copper and gold price floor in order to provide increased certainty around the Company’s liquidity horizon. In the event of a significant downturn in the price of copper or gold, the expected revenues to be received by the Company for either commodity would have a floor on the portion of associated production and help provide additional certainty with respect to the Company’s expectation of having sufficient liquidity to meet its requirements, including its operations and underground development.

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5

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

24.	Financial instruments and fair value measurements (continued)

Financial risk management (continued)

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.
The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted and include contractual interest payments. Interest payments on variable interest rate loans reflect interest rates at the reporting date and these amounts may change as market interest rates change. Refer to additional disclosures around liquidity risk in Note 1.

		Between 1

At December 31, 2021	Less than 1 year	and 5 years	After 5 years	Total	Carrying amount

Non-derivative Financial Liabilities
Trade and other payables	$384,488	$-	$-	$384,488	$384,488
Expected lease liability	10,727	20,752	306	31,785	25,435
Borrowings	564,742	3,059,498	1,373,049	4,997,289	4,157,344
Total	$959,957	$3,080,250	$1,373,355	$5,413,562	$4,567,267

		Between 1

At December 31, 2020	Less than 1 year	and 5 years	After 5 years	Total	Carrying amount

Non-derivative Financial Liabilities
Trade and other payables	$390,059	$-	$-	$390,059	$390,059
Expected lease liability	1,121	19,631	205	20,957	16,868
Borrowings	204,035	2,935,929	2,048,916	5,188,880	4,184,911
Total	$595,215	$2,955,560	$2,049,121	$5,599,896	$4,591,838
Foreign exchange risk
The Company

operates on an international basis and therefore foreign exchange risk exposures arise from transactions not denominated in U.S. dollars, its functional currency. The Company is only exposed to foreign exchange risk on its trade payables and accrued liabilities not denominated in U.S. dollars. As at December
31
,
2021
, the effect on income for the year of a
10
% strengthening in the Mongolian Tugrik against the U.S. dollar, with all other variables held constant, would be a charge of $
20.4
 million
(2020
-
$
19.2
million).
Interest rate risk
Interest rate risk is the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. As at December 31, 2021, The Company is exposed to interest rate risk on its third-party project finance borrowings, the majority of which are at variable rates. As at December 31, 2021, the effect on income for the year of a 100 basis point increase in LIBOR interest rates, with all other variables held constant, would be a
charge of $41.5 million (2020 – $40.7 million). Cash and cash equivalents have limited interest rate risk due to their short-term nature and receive interest based upon market interest rates or rates equivalent to those offered by financial institutions. As at December 31, 2021, the effect on income would not be significant.

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6

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

24.	Financial instruments and fair value measurements (continued)

Financial risk management (continued)

Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily from customer receivables) and from its financing activities, including deposits with (and / or receivables from) banks and other financial institutions, other short term liquid investments and other financial instruments.
The Company manages its customer credit risk subject to the Company’s established policy, procedures and controls relating to customer credit risk management. Credit limits are established for all customers based on internal or external rating criteria. The Company deposits its cash and cash equivalents with high credit quality counterparties as referenced by ratings agencies. The Company’s maximum balance sheet exposure to credit risk at December 31, 2021 is the carrying value of its cash and cash equivalents, and its trade and other receivables (refer to Note 1).
Expected credit losses on trade and other receivables do not have a material impact on the Company’s consolidated financial statements at December 31, 2021.
Commodity price risk
The Company is exposed

to commodity price risk from fluctuations in market prices of the commodities that the Company produces. Copper concentrate is “provisionally priced” whereby the selling price is subject to final adjustment at the end of a period normally ranging from
30
to
180
days after delivery to the customer as defined in the sales contract. The final price is based on the market price at the relevant quotation point stipulated in the contract. At each reporting date, the receivable is re-measured
at its fair value based on the forward selling price for the quotation period stipulated in the contract. As at December
31
,
2021
, the Company had
21.8
 thousand tonnes
(2020
-
29.4
 thousand tonnes) of copper in concentrate sales that were provisionally priced. The Company does not have a material exposure to commodity price risk on its provisionally priced copper in concentrate sales at December
31
,
2021
.
Capital risk management
The Company’s objectives when managing capital risk are to safeguard its ability to continue as a going concern, to provide an adequate return to shareholders and to support any growth plans.
The Company considers its capital to be share capital and third-party borrowings. To effectively manage capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating needs. The Company seeks to ensure that there is sufficient borrowing capacity and cash to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. Refer to additional disclosures around capital risk management in Note 1.

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

25.	Key management compensation
The compensation for key management, which comprises Turquoise Hill’s directors, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and Chief Legal Officer in respect of employee services is as follows:

	Year Ended December 31,
	2021	2020

Salaries, director fees and other short term benefits	$6,776	$3,186
Post-employment benefits	193	293
Share based payment	1,412	1,628
	$8,381	$5,107

26.	Subsequent events
On January 24, 2022 the Company announced the start of underground mine operations at Oyu Tolgoi, a renewed partnership with the Government of Mongolia and agreement with Rio Tinto on the Amended HOA, the latter providing a comprehensive funding arrangement to address the Company’s estimated funding requirements.
In conjunction with this announcement, the board of directors of Oyu Tolgoi LLC (“Oyu Tolgoi”) unanimously approved:

●	commencement of the undercut, namely commencement of blasting that will start the Oyu Tolgoi underground mine production;
●	the start of formal discussions with Senior Project Finance lenders in relation to the Amended HOA; and
●	signing of an Electricity Supply Agreement to provide Oyu Tolgoi with a long-term source of power from the Mongolian grid on terms fully agreed with the Government of Mongolia.

(a)	Commencement of undercutting
Following the announcements on January 24, 2022, Oyu Tolgoi started operations at the Oyu Tolgoi underground mine on January 25, 2022 with the commencement of blasting to begin caving operations and the start of Oyu Tolgoi underground mine production. With the successful completion of this milestone, the Company continues to expect that the underground mine will achieve sustainable production for Panel 0 in the first half of 2023.
Oyu Tolgoi has notified the senior project finance lenders that the commencement of undercutting the underground mine may constitute an event of default under the Common Terms Agreement as a material amendment to the Mine Plan that existed at the time project finance was secured and could indirectly result in Oyu Tolgoi’s inability to meet the original project completion longstop date specified in the project finance agreements. This potential event of default does not impact the existing repayment schedule for project finance debt but would allow the project finance lenders to restrict further drawdown of any funds that are still available – see Note 15 (a). Oyu Tolgoi has sent a waiver request in relation to this potential event of default to Sumitomo Mitsui Banking Corporation in their capacity as Intercreditor Agent.

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8

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

26.	Subsequent events (continued)

(b)	Agreement with Rio Tinto on an Amended and Restated Heads of Agreement
Turquoise Hill and Rio Tinto entered into an Amended HOA on January 24, 2022, replacing the prior Heads of Agreement dated April 9, 2021. This Amended HOA is binding and delineates a comprehensive funding arrangement to address the Company’s estimated incremental funding requirements.
Key elements of the Amended HOA include:

●	pursuing the rescheduling of principal repayments of existing debt (“Re-profiling”) to potentially reduce the base case funding requirement by up to $1.7 billion;
●	seeking to raise up to $500 million of senior supplemental debt (“SSD”);
●	Rio Tinto committing to provide a co-lending facility, incremental to the Re-profiling and the SSD, of up to $750 million to be made available once sustainable production has been achieved;
●
Rio Tinto committing to provide a short-term secured advance directly to the Company by way of one or more secured advances up to a maximum of $300 million, which would be available during the debt funding restriction period
i
dentified
in Resolution 103 and would be indirectly repaid out of the proceeds of the
$750
million co-lending facility;
and

●	the Company agreeing to conduct an equity offering in a form of its choosing of at least $650 million (including a Rio Tinto pro rata participation) by no later than August 31, 2022.
●
In the event that additional funding was required, the Amended HOA provides that, if necessary, Turquoise Hill could be required to
raise up to a total of
$1.5 billion (less the amount raised in the initial equity offering) via equity in a form of its choosing.

(c)	Electricity Supply Agreement
On January 26, 2022, Oyu Tolgoi entered into an Electricity Supply Agreement (ESA) with, amongst others, Southern Region Electricity Distribution Network (SOJSC) to provide Oyu Tolgoi with power from the Mongolian grid. Power will be delivered pursuant to the ESA once certain technical conditions are satisfied.
The ESA has a term of 20 years from the date on which supply commences and provides a pathway to meeting Oyu Tolgoi’s long-term power requirements from domestic power sources.
While the Mongolian grid undergoes an upgrade to be in a position to provide stable and reliable power to the Oyu Tolgoi mine, Oyu Tolgoi will continue to import its power from Inner Mongolia, China. An agreement in-principle has been reached between the National Power Transmission Grid (NPTG) and the Inner Mongolia Power International Cooperation Company (IMPIC) for a three-year fixed term extension to 2026, potentially followed by an extension to up to 2030, if required (the current agreement expires in July 2023). The outstanding commercial terms are in the process of being finali
z
ed.

TURQUOISE HILL RESOURCES LTD.
Notes to the consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2 6 .	Subsequent events (continued)

(d)	Key terms agreed with the Government of Mongolia
As part of the agreements with the Government of Mongolia, Turquoise Hill waived in full the US$2,363 million non-recourse
loan to Erdenes. The loan comprised the amount of equity invested (US$1,399 million) in Oyu Tolgoi by the Company on behalf of Erdenes to date, plus US$964 million of accrued interest as at January 25, 2022, the date that the waiver was formally granted to and acknowledged by Erdenes.
Turquoise Hill’s funding of common share investments in Oyu Tolgoi on behalf of Erdenes took the form of non-recourse
loans with interest; Erdenes’ obligation to repay would only have been triggered upon declaration of dividends from Oyu Tolgoi or upon certain events (such as a sale of the shares by Erdenes) at Erdenes’ sole discretion.

Further, the parties have also agreed to improve cooperation with EOT in monitoring the OT underground development and enhancing ESG matters.

(e)	Suspension of tax arbitration
As announced by the Company on January 17, 2022, the arbitral tribunal issued a ruling deciding that Turquoise Hill would not be added as a party to the arbitration. On February 11, 2022, the arbitral tribunal issued a Partial Award confirming its earlier ruling that Turquoise Hill not be added as a party to the tax arbitration. On the same day, at the request of the parties to the tax arbitration, the arbitral tribunal issued an order suspending the tax arbitration for six months or until 21 days from when the tribunal receives notice from Oyu Tolgoi LLC or the Government of Mongolia to terminate the suspension.

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